TABLE OF CONTENTS




         Management Report..................................................  2


         Report of the Board of Management.................................. 30


         Auditor's Report................................................... 31


         Celanese Statement of Operations................................... 32


         Celanese Balance Sheets............................................ 33


         Celanese Statement of Shareholders' Equity......................... 34


         Celanese Statement of Cash Flows................................... 35


         Notes to Consolidated Financial Statements......................... 36


         Report of the Supervisory Board.................................... 78


         The Supervisory Board.............................................. 81


         The Board of Management............................................ 82


         Five-Year Summary of Financial Data................................ 83

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS OF CELANESE TOGETHER WITH CELANESE'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS, WHICH WERE PREPARED IN ACCORDANCE WITH U.S. GAAP.

    INVESTORS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS SECTION INVOLVE BOTH RISK AND UNCERTAINTY. SEVERAL IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THESE STATEMENTS. MANY OF THESE STATEMENTS ARE MACROECONOMIC IN NATURE AND ARE, THEREFORE, BEYOND THE CONTROL OF MANAGEMENT. SEE "FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE" LOCATED AT THE END OF THIS SECTION.

BASIS OF PRESENTATION

    On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst. Hoechst distributed all the outstanding shares of Celanese to existing Hoechst shareholders. Celanese assumed all of the assets and liabilities (including contractual rights and obligations related to other current and former Hoechst businesses) of the demerged businesses.

    The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred from Hoechst and have been presented to exclude the effects of discontinued operations. See "Summary of Consolidated Results - 2001 Compared with 2000 - Discontinued Operations." The Consolidated Financial Statements, for the periods prior to the effective date of the demerger, assume that Celanese had existed as a separate legal entity with five business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger.

    The financial condition, results of operations and cash flow of Celanese have been and may, in the future, be affected by special charges. Special charges include provisions for restructuring, asset impairments and other unusual expenses and income incurred outside the ordinary course of business. Special charges totaled E530 million, E29 million and E559 million in 2001, 2000 and 1999, respectively. For a further discussion of special charges, see "Summary by Business Segment - 2001 Compared with 2000 - Special Charges," "Summary of Consolidated Results - 2001 Compared with 2000 - Special Charges," "Summary by Business Segment - 2000 Compared with 1999 - Special Charges" and "Summary of Consolidated Results - 2000 Compared with 1999 - Special Charges."

    Celanese evaluates performance based on earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding special charges. EBITDA, which may be calculated differently by other companies, is calculated by adding depreciation and amortization expense back to operating profit. Management believes that EBITDA excluding special charges is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets. EBITDA excluding special charges should be considered in addition to, not as a substitute for, operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

MAJOR EVENTS IN 2001

     o Celanese successfully implements "Focus" initiative targeting efficiency increases, working capital optimization, and a sharply focused capital expenditure program
     o Restructuring programs, including projects "Focus" and "Forward", initiated in 2001 identified approximately 1,600 positions to be eliminated through the closure of eight high-cost facilities and the streamlining of administrative and plant operations
     o Deterioration in Chemical Intermediates outlook results in goodwill and fixed asset impairment charges
     o Edward Munoz, management board member and CEO of Technical Polymers Ticona, retires; David Weidman becomes chief operating officer with responsibility for Acetyl Products, Chemical Intermediates and Technical Polymers Ticona, effective January 1, 2002
     o Significant technology advancements lead to process improvements in acetic acid and vinyl acetate monomer
     o Construction begins on a new and expanded Ticona plant to produce GUR(R) ultra-high molecular weight polyethylene



FINANCIAL HIGHLIGHTS
                                                        YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------
                                                   2001           2000            1999
                                              -------------  --------------  --------------
                                                (IN E MILLIONS, EXCEPT FOR PER SHARE DATA)
                                              ---------------------------------------------
Net sales .................................         5,097          5,207         4,318
Gross profit ..............................           678            766           697
EBITDA excluding special charges (1) ......           420            500           377
Operating profit (loss) ...................          (528)            83          (521)
Earnings (loss) from continuing operations           (394)            55          (502)
Net earnings (loss) .......................          (385)            58          (207)

Weighted average shares - basic and diluted    50,331,847     53,293,128    55,915,369
Earnings (loss) per common share -
   from continuing operations .............         (7.83)          1.03         (8.98)
Earnings (loss) per common share ..........         (7.65)          1.09         (3.70)

                                                   YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                                   2001             2000
                                              --------------  ---------------
                                                      (IN E MILLIONS)
                                              -------------------------------
Trade working capital (2)..................           687            993
Total assets...............................         7,064          7,642
Net financial debt (3).....................           832          1,141
Shareholders' equity.......................         2,210          2,843

(1) Celanese defines EBITDA excluding special charges as operating profit plus depreciation and amortization plus special charges.
(2) Celanese defines trade working capital as trade accounts receivable from third parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.
(3) Celanese defines net financial debt as short-term borrowings and current installments of long-term debt plus long-term debt less cash and cash equivalents.

OVERVIEW - 2001 COMPARED WITH 2000

    Net earnings (loss) declined significantly, reflecting weak conditions in most major markets, special charges related to restructuring programs initiated to increase Celanese's future profitability and efficiency and goodwill and asset impairment charges. Operating results were enhanced by cost savings and efficiency improvements while lower payments relating to restructuring and reduced trade working capital improved cash flow.

    Sales declined 2% on lower pricing (-2%) and lower volumes (-3%), largely offset by favorable currency effects (+2%) and the full year effect of the polyvinyl alcohol or PVOH business, which was acquired in September 2000 (+1%). EBITDA excluding special charges declined 16% amid deteriorating markets characterized by reduced demand, low capacity utilization and weaker pricing. Ticona was affected by significant volume losses as a result of the downturn in the global telecommunications industry and decreased U.S. automotive production. Lower demand for Acetyl Products led to low industry utilization rates and reduced selling prices. Continuing market oversupply and declining prices, especially in acrylates, resulted in an unsatisfactory performance in Chemical Intermediates. Acetate Products and Performance Products reported steady profitability compared to the prior year.

    Celanese reduced its net financial debt by 27% from E1,141 billion as of December 31, 2000 to E832 million as of December 31, 2001 by utilizing a portion of its E520 million in 2001 operating cash flows. Operating cash flows improved due to a decrease in the outflow required to fund special charges and a reduction in trade working capital.

    Despite the poor market conditions in 2001, Celanese exceeded its targets set under the "Focus" profit improvement initiative. The targets consisted of reducing trade working capital by E100 million in 2001 from 2000 levels, controlling capital expenditures at or below the year 2000 level and contributing E100 million to EBITDA from programs to increase efficiency. During 2001, trade working capital declined by E306 million from E993 million in 2000 and capital expenditures were E231 million compared to E235 million in 2000. EBITDA improvements were overshadowed by the effects of lower volumes and weak overall market conditions.

    To increase future profitability and efficiency, Celanese initiated programs in 2001 to restructure its operations. The restructuring programs identified approximately 1,600 positions to be eliminated through the closure of eight high cost facilities and the streamlining of operations at plant and administrative levels throughout Celanese. Special charges for 2001 initiatives included E230 million of restructuring charges and E92 million of other special charges. Annual cost savings from the 2001 restructuring programs are estimated to be in excess of E150 million upon completion of these initiatives. Additionally, Celanese recognized E262 million for goodwill impairments triggered by a deterioration in the outlook for certain businesses in the Chemical Intermediates segment.

    Special charges also include income of E54 million for adjustments to prior year restructuring reserves, the receipt of reimbursements from insurance companies linked to the plumbing cases and settlements with former Hoechst affiliates. See "Summary of Consolidated Results - 2001 Compared with 2000 - Special Charges."

    In 2001, Celanese developed and implemented significant technology improvements in acetic acid and vinyl acetate monomer that increase efficiencies and provide for significant capacity increases with minimal capital expenditures. The Six Sigma business process, implemented during 2001, will target costs savings, operational efficiencies and revenue enhancements in 2002.

    Celanese also made selective capital investments to further enhance the market position of its products. Construction began in 2001 on a new and expanded plant for GUR ultra-high molecular weight polyethylene, used in industrial and medical applications, and additional production lines for Vectra liquid crystal polymer, used in electrical and electronics applications. The Acetate Products business finalized a marketing alliance for acetate filament with Teijin Ltd., which will enhance Celanese's market position in Japan.

SELECTED DATA BY BUSINESS SEGMENT


                                                               YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------
                                             2001                    2000                    1999
                                 -------------------------  ----------------------- ------------------------
                                                % OF                     % OF                     % OF
                                       E       SEGMENT(1)      E       SEGMENT(1)      E        SEGMENT(1)
                                 ----------- -------------  -------- -------------- --------  --------------
                                                   (IN MILLIONS, EXCEPT PERCENTAGES)
                                 ---------------------------------------------------------------------------
NET SALES(2)
 Acetyl Products ..............        2,155          42        2,106          40      1,561           36
 Chemical Intermediates .......        1,059          20        1,085          21        884           20
 Acetate Products .............          762          15          756          14        739           17
 Technical Polymers Ticona ....          773          15          923          17        788           18
 Performance Products .........          440           8          409           8        397            9
                                      ------      ------       ------      ------     ------       ------
 Segment Total ................        5,189         100        5,279         100      4,369          100
                                                  ======                   ======                  ======
 Other Activities .............           83                       84                     60
 Intersegment Eliminations ....         (175)                    (156)                  (111)
                                      ------                   ------                 ------
Total Net Sales ...............        5,097                    5,207                  4,318
                                      ======                   ======                 ======

SPECIAL CHARGES(3)
 Acetyl Products ..............          125          24           68         119         53           12
 Chemical Intermediates .......          358          68            4           7         57           13
 Acetate Products .............           50           9            8          14         81           18
 Technical Polymers Ticona ....           (9)         (2)         (29)        (51)       154           35
 Performance Products .........            4           1            6          11         99           22
                                      ------      ------       ------      ------     ------       ------
 Segment Total ................          528         100           57         100        444          100
                                                  ======                   ======                  ======
 Other Activities .............            2                      (28)                   115
                                      ------                   ------                 ------
Total Special Charges .........          530                       29                    559
                                      ======                   ======                 ======

OPERATING PROFIT (LOSS)(2)
 Acetyl Products ..............          (73)         15          (10)        (10)       (65)          19
 Chemical Intermediates .......         (409)         83          (24)        (23)       (47)          13
 Acetate Products .............          (32)          7            9           9        (46)          13
 Technical Polymers Ticona ....          (15)          3           96          92        (96)          28
 Performance Products .........           39          (8)          33          32        (93)          27
                                      ------      ------       ------      ------     ------       ------
 Segment Total ................         (490)        100          104         100       (347)         100
                                                  ======                   ======                  ======
 Other Activities .............          (38)                     (21)                  (174)
                                      ------                   ------                 ------
Total Operating Profit (Loss)..        (528)                       83                   (521)
                                      ======                   ======                 ======

EBITDA EXCLUDING SPECIAL
   CHARGES(3)
 Acetyl Products ..............          208          46          200          36         89           21
 Chemical Intermediates .......           27           6           50           9         84           19
 Acetate Products .............           91          20           92          17         95           22
 Technical Polymers Ticona ....           52          11          140          25        123           28
 Performance Products .........           75          17           74          13         42           10
                                      ------      ------       ------      ------     ------       ------
 Segment Total ................          453         100          556         100        433          100
                                                  ======                   ======                  ======
 Other Activities .............          (33)                     (56)                   (56)
                                      ------                   ------                 ------
Total EBITDA Excluding Special
      Charges .................          420                      500                    377
                                      ======                   ======                 ======


(1) The percentages in this column represent the percentage contribution of each segment to the total of all segments.
(2)  Derived from the accompanying audited Consolidated Financial Statements.
(3) For a further discussion of special charges, see "Summary by Business Segment - 2001 Compared with 2000 - Special Charges," "Summary of Consolidated Results - 2001 Compared with 2000 - Special Charges," "Summary by Business Segment - 2000 Compared with 1999 - Special Charges" and "Summary of Consolidated Results - 2000 Compared with 1999 - Special Charges."

SUMMARY BY BUSINESS SEGMENT - 2001 COMPARED WITH 2000

    ACETYL PRODUCTS

    Net sales for the Acetyl Products segment increased by 2% to E2,155 million in 2001 from E2,106 million in 2000 primarily due to the acquisition of the PVOH business in September 2000 (+3%) and favorable currency effects (+2%), largely offset by lower volumes (-2%) and pricing (-1%). Selling prices followed the trends of hydrocarbon costs, primarily natural gas and ethylene, which continued an upward pattern through the first quarter of 2001 but declined throughout the remainder of the year. Lower demand amid the weakening economic environment during the second half of 2001 accelerated the decrease in selling prices to levels below those of the comparable period in 2000. Reduced demand for acetic acid and vinyl acetate monomer resulted in lower volumes, which were partially offset by higher volumes in acetate esters, particularly in North America and Asia. Celanese was able to produce higher volumes of acetate esters in 2001 as the acetic acid plant in Singapore became fully operational.

    The Acetyl Products segment recorded special charges of E125 million in 2001 compared to E68 million in 2000. These 2001 special charges were largely taken to reduce costs and increase operational efficiency by closing high-cost production facilities and streamlining administrative and operational functions under the "Focus" and "Forward" initiatives as well as other programs. See "Summary of Consolidated Results - 2001 Compared to 2000 - Special Charges."

    The 2001 special charges related to 2001 restructuring initiatives of E121 million and fixed asset impairments of E18 million relating to the acetyl derivatives and polyols business line. These special charges were offset by a E14 million favorable adjustment to prior year restructuring activities. The E121 million in restructuring initiatives included E78 million for the shutdown of the acetic acid, pentaerythritol, and vinyl acetate monomer units in Edmonton, Alberta and E43 million relating primarily to employee severance costs at plant and administrative offices as well as closure costs associated with a research and development center in the United States. The closure of the research and development center resulted from the decision to relocate the functions to production sites. The E18 million fixed asset impairment related to a reassessment of the expected long-term value of the polyols product line. The E14 million favorable adjustment related to lower than expected demolition and decommissioning costs associated with the closure of the Knapsack, Germany site in 2000. This adjustment resulted from a third party site partner assuming ownership of the existing facilities and obligations. In 2000, the Acetyl Products segment recorded special charges of E68 million, which included E53 million for the closure of acetyl units in Knapsack, Germany. The remaining E15 million was primarily associated with employee severance costs from restructuring at an administrative office and a production facility in Texas.

    The operating loss for the Acetyl Products segment increased to E73 million in 2001 from E10 million in 2000. The increase in operating loss in 2001 resulted primarily from the special charges described above and from margin pressure, as selling prices declined at a greater rate than raw material costs. This was partially offset by the benefits of aggressive cost reduction efforts. In addition, 2001 was positively affected by the receipt of non-recurring compensation payments associated with operational problems experienced by the carbon monoxide supplier to Celanese's Singapore facility from July 2000 through May 2001. Total compensation payments, related to the carbon monoxide supplier, received in 2001 were E43 million, of which E4 million was recognized in 2000.

    EBITDA excluding special charges for the Acetyl Products segment increased by E8 million to E208 million in 2001 as compared to E200 million in 2000.

    CHEMICAL INTERMEDIATES

    Net sales for the Chemical Intermediates segment decreased by 2% to E1,059 million in 2001 from E1,085 million in 2000, primarily due to price decreases (-6%), largely offset by volume increases (+2%) and favorable currency movements (+2%). For 2001, sales prices were lower than 2000 in most products, including acrylic acid, butanol, butyl acrylate and 2-ethyl hexanol, due to global industry capacity outpacing market growth and the pass through of falling raw material costs, primarily propylene. Volumes in the Chemical Intermediates segment were higher with increases in the oxo business line partially offset by decreases in the acrylates business line while specialties business line volumes remained relatively flat.

The oxo business line volume improvement resulted from temporary market shortages in Asia. In the acrylates business line, difficult business conditions persisted due to continuing price pressure and customer consolidation.

    In 2001, the Chemical Intermediates segment recorded special charges of E358 million. These special charges largely resulted from the impairment of most of the segment's goodwill and a portion of its fixed assets, due to a reassessment in the expected long-term value of the segment's underlying businesses. Special charges were also taken to reduce costs and increase operational efficiency by streamlining administrative and operational functions under the "Focus" and "Forward" initiatives as well as other programs. See "Summary of Consolidated Results - 2001 Compared to 2000 - Special Charges".

    Of the E358 million in special charges, E262 million related to goodwill impairments and E74 million to fixed asset impairments resulting primarily from the deterioration in the outlook of the acrylates and oxo business lines and certain products in the specialties business line. The remaining E28 million related to restructuring initiatives, primarily for employee severance costs at both plant and administrative sites. These charges were partially offset by recoveries due to Celanese of E6 million from third party site partners. In 2000, the Chemical Intermediates segment recorded special charges of E4 million, primarily related to administrative restructuring.

    The operating loss for the Chemical Intermediates segment increased to E409 million from E24 million in 2000. This was primarily due to the special charges previously discussed and higher costs due to plant turnarounds and outages. Additionally, performance of the acrylates business line was negatively affected by unfavorable pricing under an existing supply agreement. Early in the first quarter of 2002, a sharp decline in selling prices in the acrylates business line occurred as a result of weak market conditions and low utilization rates. As a result, the business outlook for the acrylates business line has deteriorated.

    EBITDA excluding special charges for the Chemical Intermediates segment decreased to E27 million in 2001 from E50 million in the comparable period.

    ACETATE PRODUCTS

    Net sales for the Acetate Products segment increased by 1% to E762 million in 2001 from E756 million in 2000. Favorable currency movements (+3%), and slightly higher sales volumes (+1%), were largely offset by a change in the composition of the segment due to the transfer of the high performance polymer (polybenzimidazole or PBI) and Vectran(R) polymer fiber product lines to Other Activities in July 2000 (-2%), and lower average pricing (-1%). Average acetate prices declined slightly due to changes in the product mix from higher priced filament to lower priced tow. Higher volumes for tow, reflecting increased demand in Europe, were mostly offset by the continuing decline in volumes for filament, primarily caused by the effects of the weakening U.S. economy, the shift in fashion away from filament-based products and increased competition in Asia.

    Special charges in the Acetate Products segment amounted to E50 million in 2001 as compared to E8 million in 2000. The special charges were a continuation of the ongoing strategy to improve cost efficiency and align capacity with market demand. See "Summary of Consolidated Results - 2001 Compared to 2000 - Special Charges." The charges in 2001 were for the costs associated with the closure of acetate filament operations in Rock Hill, South Carolina and Lanaken, Belgium, as well as costs incurred with the relocation of filament operations within the United States. Additional special charges were incurred in connection with employee severance costs at its production facility in Mexico. The net charge in 2000 represented employee severance costs associated with downsizing across the business as well as relocation costs incurred by moving acetate filament equipment within North America.

    Acetate Products recorded an operating loss of E32 million in 2001, compared with an operating profit of E9 million in 2000. Higher special charges, weakening filament volumes, and higher energy costs, primarily for coal, were partially offset by continued cost reductions at all locations.

    EBITDA excluding special charges for the Acetate Products segment of E91 million in 2001 decreased slightly from E92 million in 2000.

    TECHNICAL POLYMERS TICONA

    Net sales for the Ticona segment decreased by 16% to E773 million in 2001 from E923 million in 2000 largely as the result of lower volumes (-18%), as prices (+1%) and currency movements (+1%) remained relatively unchanged. Volumes declined in many products, including liquid crystal polymers, polyesters and polyacetals, due to lower demand, particularly from the global telecommunications and U.S. automotive industries. Sales volumes to the global telecommunications industry declined sharply, particularly during the second half of 2001, as customers depleted their inventory levels in response to lower end user demand. In addition, European sales weakened during the fourth quarter, due to reduced demand in industrial markets and a weakening of automotive exports. Average prices increased slightly as a result of a more favorable product sales mix, but came under pressure in the second half as a result of industry overcapacity and imports of standard grade polyacetal from Asia.

    In special charges, the Ticona segment had income of E9 million in 2001 compared to income of E29 million in 2000. The income in 2001 resulted from E31 million of higher than expected insurance reimbursements associated with the plumbing cases, which was largely offset by restructuring expenses for employee severance costs in the United States and Europe. These restructuring initiatives were taken to streamline administrative and operational functions under the Forward initiative. See "Summary of Consolidated Results - 2001 Compared to 2000
- Special Charges." The favorable adjustment recognized in 2000 was primarily due to E18 million of higher than expected insurance reimbursements associated with the plumbing cases. In addition, an unfavorable tax treatment affected the severance benefits to be received by employees in Germany. Therefore, Celanese modified the timing of payments associated with the 1999 restructuring plan, which resulted in a E10 million favorable adjustment in 2000.

    Ticona recorded an operating loss of E15 million in 2001 compared to a profit of E96 million in 2000 due to lower volumes, higher raw material and energy costs, and lower income from special charges, which were slightly offset by the benefits of cost reduction efforts. Due to decreased demand from customers who were depleting their inventory, Ticona temporarily reduced production levels, which resulted in higher unit costs.

    EBITDA excluding special charges declined to E52 million in 2001 compared to E140 million in 2000.

    PERFORMANCE PRODUCTS

    Net sales for the Performance Products segment increased by 8% to E440 million in 2001 from E409 million in 2000. OPP film sales for 2001, which represented 64% of net sales in this segment, decreased 2% from last year, as volumes in 2000 were higher due to the liquidation of inventory associated with the closure of the Swindon, UK facility in 1999. Prices were marginally higher but were offset by currency effects. Food ingredients sales for 2001, which represented the remaining 36% of total segment net sales, increased by 27% on higher volumes for the high intensity sweetener Sunett(R) and for resale products in Japan and Australia. Sorbate prices recovered slightly from the lower levels in 2000.

    The Performance Products segment recorded E4 million of special charges in 2001 compared to E6 million in 2000. The special charges in 2001 related to severance costs associated with the streamlining of operations within the OPP films business. See "Summary of Consolidated Results - 2001 Compared to 2000 - Special Charges." Special charges in 2000 related primarily to the relocation of OPP film production assets from Swindon, UK to Mantes-la-Ville, France.

    Operating profit for the Performance Products segment of E39 million in 2001 improved from E33 million in 2000 mainly as a result of increased volumes for food ingredients. This improvement was largely offset by a reduction in the operating profit of the OPP films business, primarily resulting from higher raw material costs and manufacturing inefficiencies related to the ramp-up of a production line transferred from Swindon, UK to Mantes-la-Ville, France as well as a shift to higher product grades manufactured in Zacapu, Mexico.

    EBITDA excluding special charges for the Performance Products segment increased by E1 million to E75 million in 2001 from E74 million in 2000.

    OTHER ACTIVITIES

    Other Activities includes revenues mainly from Celanese's captive insurance companies, Celanese Ventures GmbH, Celanese Advanced Materials, Inc., as well as ancillary businesses and service companies, which do not have significant sales. Celanese Advanced Materials primarily consists of the high performance polymer PBI and Vectran(R) polymer fiber product lines.

    In the second quarter of 2000, Celanese acquired 100% of Axiva GmbH, which was renamed Celanese Ventures GmbH, a process technology and engineering business, from Aventis S.A. In the fourth quarter of 2000, Celanese sold 75% of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity which was renamed to Celanese Ventures GmbH.

    Effective July 1, 2000, the PBI and Vectran product lines were transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH.

    Net sales for Other Activities remained relatively flat at E83 million and E84 million in 2001 and 2000, respectively, as increased sales due primarily to the full year contribution of PBI were offset by a decrease in third party sales by Celanese's captive insurance companies.

    In special charges, Other Activities recorded an expense of E2 million in 2001 as compared to income of E28 million in 2000. The E2 million expense primarily consists of corporate employee severance costs, which were partially offset by a E4 million favorable adjustment related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities. Other Activities recognized a E28 million favorable adjustment to special charges in 2000, primarily associated with a restructuring reserve recorded in 1999. The reserve was adjusted due to the earlier than expected disposal of the lease obligations for former administrative facilities.

    The operating loss of Other Activities increased to E38 million in 2001 from E21 million in 2000. The increase resulted primarily from the net effect of special charges as discussed above partially offset by increased income generated by the full year contribution of the PBI and Vectran product lines.

    EBITDA excluding special charges for Other Activities improved to a loss of E33 million in 2001 from a loss of E56 million in 2000.

SUMMARY OF CONSOLIDATED RESULTS - 2001 COMPARED WITH 2000

    NET SALES

    Net sales decreased by 2% to E5,097 million in 2001 as compared to E5,207 million in 2000 primarily as a result of lower volumes and lower selling prices, partially offset by favorable currency movements. Slight increases in Acetyl Products, Acetate Products and Performance Products were more than offset by decreases in Technical Polymers Ticona and Chemical Intermediates. Ticona's sales fell sharply as the result of a significant decline in volumes.

    COST OF SALES

    Cost of sales decreased by 1% to E4,419 million in 2001 compared with E4,441 million in 2000. Cost of sales as a percentage of net sales increased to 87% in 2001 from 85% in 2000, reflecting higher raw material and energy costs and lower capacity utilization, primarily in Ticona.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased by 3% to E583 million in 2001 from E567 million in 2000 driven largely by currency effects and increased selling, general and administrative costs associated with the newly acquired PVOH business and increased selling efforts in food ingredients. Selling, general and administrative expenses as a percentage of sales remained flat at 11% in both 2001 and

2000. In 2001,Celanese had favorable adjustments of E12 million relating to a reduction in environmental reserves due to favorable trends in environmental remediation, lower eBusiness spending as compared to 2000 and positive effects of cost reduction programs throughout the entire company. In 2000, Celanese received a E17 million insurance settlement related to environmental claims.

    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses remained relatively flat at E95 million in 2001 compared to E94 million in 2000. Research and development expenses as a percentage of sales remained flat at 2% for both 2001 and 2000.

    SPECIAL CHARGES


                                 EMPLOYEE                                            NON-          TOTAL
                               TERMINATION    PLANT/OFFICE       TOTAL          RESTRUCTURING     SPECIAL    OF WHICH
                                 BENEFITS       CLOSURES      RESTRUCTURING    SPECIAL CHARGES    CHARGES    NON-CASH
                              -------------  --------------  ---------------  -----------------  ---------  ----------
                                                                 (IN E MILLIONS)
                              ------------------------------------------------------------------------------------------
Focus ....................          29              17              46                  4             50           8
Forward ..................          96              88             184                 88            272         116
Goodwill Impairment ......           -               -               -                262            262         262
Other ....................           -               -               -                (35)           (35)        (28)
                                  ----            ----            ----               ----           ----        ----
     Subtotal ............         125             105             230                319            549         358
Restructuring Adjustments           (2)            (17)            (19)                 -            (19)        (19)
                                  ----            ----            ----               ----           ----        ----
     Total Special Charges         123              88             211                319            530         339
                                  ====            ====            ====               ====           ====        ====

    Project "Focus", initiated in early 2001, set goals to reduce trade working capital by E100 million compared to end of year 2000 levels, limit capital expenditures to a maximum of last year's level of E235 million and contribute E100 million to EBITDA from programs to increase efficiency. Project "Forward" was announced at the end of August 2001 and initiated additional restructuring and other measures to reduce costs and raise profitability. The restructuring initiatives detailed below are expected to result in a reduced cost base and operational efficiencies in 2002.

    In 2001, Celanese recorded special charges totaling E530 million, which consisted of E230 million of restructuring charges, E19 million of favorable adjustments to restructuring reserves recorded in 1999 and 2000 and E319 million of other special charges. Of the E230 million of restructuring charges, E46 million related to the "Focus" initiative and E184 million related to the "Forward" initiative.

    The E46 million of restructuring charges related to the "Focus" initiative included employee severance costs of E29 million and plant and office closure costs of E17 million. The E29 million of employee severance costs primarily consisted of E11 million for the shut-down of acetate filament production at Rock Hill, South Carolina, E16 million to streamline operations at two chemical production facilities in the United States, E1 million for the idling of the pentaerythritol unit at Edmonton, Alberta and E1 million for the closure of a chemical distribution terminal in the United States.

    The E17 million of "Focus" initiative restructuring charges related to plant and office closure costs consisted of fixed asset impairments of E5 million for the shut-down of the acetate filament unit at Lanaken, Belgium and E4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States. Also included in plant and office closure costs were E6 million for equipment and other decommissioning costs for the acetate filament production at Rock Hill, and E2 million for equipment and other idling costs for the pentaerythritol unit at Edmonton.

    The E184 million of restructuring charges related to the "Forward" initiative included employee severance costs of E96 million and plant and office closure costs of E88 million. The E96 million of employee severance costs consisted primarily of E26 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, E23 million for administrative and production positions at Ticona in the United States and Germany, which is net of a E5 million reimbursement from a third party site partner, E18 million for the restructuring of production and administrative positions in Mexico, net of E4 million relating to a reimbursement from a third party site partner and income from forfeited pension plan assets, E7 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, E7 million for the elimination of corporate administrative positions, E6 million resulting from the closure of a chemical research and development center in the United States, E5 million for the shut-down of acetate filament production at Lanaken, Belgium, and E4 million for Trespaphan restructuring in Germany, France, Mexico and the United States.

    The E88 million of "Forward" initiative restructuring charges related to plant and office closures consisted of E72 million for the cancellation of supply contracts, other required decommissioning and environmental closure costs and fixed asset impairments relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were E11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, E4 million for shut-down costs at the acetate filament facility in Lanaken, and E1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

    In 2001, the "Focus" and "Forward" initiatives identified approximately 1,600 positions to be eliminated, of which approximately 500 positions had been eliminated as of December 31, 2001.

    The E19 million of favorable adjustments associated with prior year restructuring reserves consisted of a E5 million adjustment to the 1999 reserves and a E14 million adjustment to the 2000 reserves. Of the 1999 adjustment, E3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included E2 million relating to less than anticipated severance costs for Ticona employees in Germany. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Acetyl Products production facility in Knapsack Germany. This adjustment resulted from a third party site partner assuming ownership of the existing facility and obligations.

    The other special charges of E319 million consisted of Chemical Intermediates goodwill impairment of E262 million, Chemical Intermediates fixed asset impairments of E74 million, Acetyl Products fixed asset impairments of E18 million and E2 million for the relocation of acetate filament production assets associated with restructuring initiatives. These charges were slightly offset by recoveries due to Celanese of E6 million from third party site partners. Additionally, special charges of E4 million related to the "Focus" initiative were recorded for the relocation of acetate filament production assets associated with restructuring initiatives. Also included in other special charges was E31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24 to the Consolidated Financial Statements) and E4 million of favorable adjustments related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

    In 2000, Celanese recorded special charges totaling E29 million, which consisted of E97 million of restructuring charges, E59 million of favorable adjustments to restructuring reserves recorded in 1999, E9 million of costs for the relocation of production assets associated with restructuring initiatives and E18 million of favorable adjustments from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24 to the Consolidated Financial Statements).

    The E97 million of restructuring charges included employee severance costs of E46 million and plant and office closure costs of E51 million. Employee severance costs of E33 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of E11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products segment. The plant and office closure charges of E51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (E47 million). Annual cost savings from the 2000 restructuring initiatives are estimated to be in excess of E35 million upon completion of these initiatives.

    The E59 million of favorable adjustments to the 1999 restructuring reserves related to employee termination benefits (E24 million) and plant and office closures (E35 million). Employee termination benefits were adjusted by E11 million due largely to unplanned voluntary resignations and by E10 million due to the aforementioned modification of the 1999 restructuring plan in the Ticona segment. In addition, a delay in the scheduled closure of a U.S. acetate filament production facility led to a net adjustment of E3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposal of lease obligations for former administrative facilities (E28 million). As a result of the need for additional office space following the acquisition of the PVOH business, we cancelled previous plans to rationalize the U.S. chemical administration building (E4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (E3 million).

    Special charges of E9 million consisted of non-restructuring charges related to the relocation of the OPP Film production assets from Swindon, UK to Mantes-la-Ville, France (E6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (E3 million).

    FOREIGN EXCHANGE GAIN (LOSS)

    Foreign exchange gain (loss) decreased to a gain of E2 million in 2001 from a gain of E5 million in 2000. This change is primarily attributable to the fluctuation of the U.S. dollar against the euro.

    OPERATING PROFIT (LOSS)

    An operating loss of E528 million was incurred in 2001 compared to a profit of E83 million in 2000. The main reason for this change was the increase in special charges, which increased from E29 million in 2000 to E530 million in 2001. The effects of lower volumes, mainly at Ticona, and higher raw material and energy costs, throughout the segments, also contributed to the decrease.

    EBITDA excluding special charges totaled E420 million in 2001 compared to E500 million in 2000.

    EQUITY IN NET EARNINGS OF AFFILIATES

    Equity in net earnings of affiliates decreased to E13 million in 2001 from E19 million in 2000. This decrease was mainly attributable to decreased earnings from Polyplastics Co. Ltd., which was affected by the slowing Asian economy.

    INTEREST EXPENSE

    Interest expense increased by 8% to E81 million in 2001 from E75 million in 2000, mainly as a result of interest associated with the time value of call options and lower capitalization of interest in 2001 as compared to 2000 resulting primarily from the completed construction of Celanese's plant in Singapore, partially offset by a lower average debt level in 2001 compared to 2000.

    INTEREST AND OTHER INCOME, NET

    Interest and other income, net decreased to E64 million in 2001 from E112 million in 2000, mainly due to lower transaction gains on foreign currency financing, write-offs of certain investments, including eBusiness interests, and lower interest income, partially offset by higher dividend income from our investments in Saudi Arabia and China. In 2001, Celanese received gross proceeds of E10 million and recorded a gain of E6 million relating to the sale of its ownership interests in Infraserv GmbH & Co. Muenchsmuenster KG, Hoechst Service Gastronomie GmbH, and Covion Organic Semiconducters GmbH.

    INCOME TAXES

    In 2001, Celanese recognized an income tax benefit of E138 million as compared to a provision of E84 million in 2000. The effective tax rate was 26% in 2001 as compared to 60% in 2000. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany (E46 million), the utilization of certain net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

    DISCONTINUED OPERATIONS

    In 2001, Celanese completed the sale of NADIR filtration GmbH, formerly Celgard GmbH and received minimal proceeds from this sale and recorded a gain, net of tax, of E2 million in gain on disposal of discontinued operations. Celanese recorded an additional gain in 2001 of E7 million, net of taxes, in gain on disposal of discontinued operations related to a business divested in 2000.

    In 2000, Celanese completed the sale of Vinnolit Kunstoff GmbH, Vintron GmbH and the phosphorous and phosphorous derivatives business conducted by the Thermphos Group. Celanese received gross proceeds of E35 million from the sales of these discontinued operations, which led to a net cash inflow in 2000 of E30 million from the 2000 divestitures and additional cash inflow of E60 million from the 1999 divestitures.

    The completion of the Thermphos, Vintron and Vinnolit transactions led to a gain in 2000 of E9 million, net of taxes, which was offset by additional losses incurred in 2000 relating to other discontinued operations sold in 1999.

    Earnings from discontinued operations, net of taxes, in 2000 were E3 million and consisted of earnings from operations of discontinued operations.

    In 1999, Celanese completed the sales of Copley Pharmaceuticals Inc., the ethylene oxide / ethylene glycol business, the U.S. and Japanese separation products business, the polyester fiber and bottle resin business in Millhaven, Ontario, Canada and Celanese's interests in the Dyneon fluoropolymer and Targor polypropylene joint ventures. Celanese received gross proceeds of E1,001 million from the sales of these discontinued operations, which led to a net cash inflow of E913 million in 1999. As a result of these transactions, Celanese recognized a gain in 1999 of E452 million, net of taxes, on disposals of discontinued operations in the consolidated statement of operations. In addition, earnings from operations of discontinued operations, net of taxes, in 1999 were E14 million relating to these divested businesses (See Note 6 to the Consolidated Financial Statements).

    Earnings from discontinued operations, net of taxes, in 1999 of E310 million consisted of the net gain associated with the transactions discussed above of E452 million, the expected loss on the transactions associated with the businesses to be divested in 2000 of E154 million and the earnings from operations of discontinued operations of E12 million.

    THE FOLLOWING TABLE SUMMARIZES THE RESULTS OF THE DISCONTINUED OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999.


                                                                             OPERATING            EQUITY IN NET
                                                         SALES              PROFIT (LOSS)     EARNINGS OF AFFILIATES
                                                 ---------------------- --------------------- -----------------------
                                                   2001   2000    1999   2001   2000   1999     2001   2000    1999
                                                 ------- ------- ------ ------ ------- ------ ------- ------- -------
                                                                           (IN E MILLIONS)
                                                 --------------------------------------------------------------------
Discontinued operations of Performance Products      -       -       54     -      -      10      -       -       -
Discontinued operations of Other Activities ...      -      54      649     -      3     (38)     -       -       -
Discontinued operations of equity investments .      -       -        -     -      -       -      -       2      36
                                                   ---     ---      ---   ---    ---     ---    ---     ---     ---

Total discontinued operations .................      -      54      703     -      3     (28)     -       2      36
                                                   ===     ===      ===   ===    ===     ===    ===     ===     ===


    NET EARNINGS (LOSS)

    As a result of the factors mentioned above, the net earnings (loss) of Celanese decreased by E443 million to a net loss of E385 million in 2001 from net earnings of E58 million in 2000.

SUMMARY BY BUSINESS SEGMENT - 2000 COMPARED WITH 1999

    ACETYL PRODUCTS

    Net sales for the Acetyl Products segment increased by 35% to E2,106 million in 2000 from E1,561 million in 1999 due to price increases (+23%), favorable currency effects (+13%), and the acquisition of PVOH (+2%) while volumes decreased (-3%). Significant price increases, in particular for acetic acid and vinyl acetate monomer (up approximately 25%), and a reduction in operating costs offset the rapid rise in prices of key hydrocarbons, such as natural gas, ethylene and butane. Constricted industry capacity due to production outages in the market contributed to price increases.

    Due to a production interruption at the Clear Lake, Texas facility in mid-year 2000, we declared FORCE MAJEURE world-wide in acetic acid, vinyl acetate monomer, acetate esters, and acetic anhydride for a five week period. Additionally, although the acetic acid plant in Singapore started up as scheduled in July 2000, production was severely constrained by a supplier's inability to deliver carbon monoxide to our facility on a consistent and reliable basis. As a result, Celanese had to maintain FORCE MAJEURE for acetic acid and vinyl acetate monomer for its Asian customers until March 16, 2001. On March 20, 2001, Celanese entered into an agreement in which Celanese received a payment of approximately E35 million. This payment represented compensation related to the aforementioned operational problems at the supplier's Singapore facility through March 2001. Of this amount, approximately E31 million was recognized in Celanese's first quarter 2001 operating results. The remainder was recognized in the fourth quarter 2000.

    In 2000, the Acetyl Products segment recorded special charges of E68 million, which included E53 million from the closure of acetic acid, acetic anhydride and acetaldehyde units at Knapsack, Germany. The remaining E15 million was primarily associated with employee severance costs from restructuring at an administrative office and a production facility in Texas. Special charges of E53 million were recorded in 1999 for the closure of an acetaldehyde unit in Europe and an acetyl and acetyl derivatives unit in Mexico as well as costs related to downsizing across all operations.

    The operating loss for the Acetyl Products segment was reduced to E10 million in 2000 from E65 million in 1999. The operating loss in 2000 was favorably affected by our ability to pass along rising raw material and energy costs, the elimination of costs associated with higher cost production facilities closed in 1999 and 2000 and other cost reduction initiatives. However, the improvements in 2000 were partially offset by production disruptions at Singapore and Clear Lake and incremental depreciation and amortization primarily associated with the new Singapore units, the PVOH acquisition and the acquisition of the minority interests in Celanese Canada, Inc.

    EBITDA excluding special charges for the Acetyl Products segment increased by E111 million to E200 million in 2000 as compared to E89 million in 1999.

    CHEMICAL INTERMEDIATES

    Net sales for the Chemical Intermediates segment increased by 23% to E1,085 million in 2000 from E884 million in 1999, primarily due to price increases (+15%) and favorable currency movements (+10%), which were partially offset by slightly lower volumes (-1%). Additionally, net sales were reduced by 1% as 1999 net sales included the final milestone payment of E13 million related to an acrylate project in Germany, which did not reoccur in 2000. Prices increased for a majority of products including acrylic acid, butanol, butyl acrylate and 2-ethyl hexanol, primarily driven by the increase in the cost of propylene. Although price increases for oxo products kept pace with higher raw material costs, we were not able to fully pass along rising raw material and energy costs to customers for acrylate products. Oxo volumes in 2000 remained at previous year levels due to a decision not to participate in the low pricing environment in Asia.

    In 2000, the Chemical Intermediates segment recorded special charges of E4 million, primarily related to administrative restructuring. This compares to special charges of E57 million in 1999, mainly related to an asset impairment charge associated with a European facility.

    The operating loss for the Chemical Intermediates segment was reduced to E24 million in 2000 from E47 million in 1999. The 1999 operating results were favorably affected by an insurance settlement of E17 million and the E13 million milestone payment mentioned above. However, after adjusting for these events and lower special charges, operating profit remained largely unchanged as price increases and cost reductions were offset by higher raw material and energy costs.

    EBITDA excluding special charges for the Acetyl Products segment decreased to E50 million in 2000 from E84 million in the comparable period. Excluding the insurance settlement and milestone payment noted above, EBITDA excluding special charges was largely unchanged.

    ACETATE PRODUCTS

    Net sales for the Acetate Products segment increased by 2% to E756 million in 2000 from E739 million in 1999. Favorable currency movements (+12%) and price increases (+2%), were partially offset by lower sales volumes (-10%) and a change in the composition of the segment (-2%) due to the transfer of the high performance polymer PBI and Vectran(R) polymer fiber product lines to Other Activities in July 2000. Average acetate prices improved primarily due to changes in product mix from the lower priced flake to higher priced tow. Volumes declined in flake and filament while increasing in tow. Flake volumes decreased due to lower sales to the non-consolidated Chinese joint ventures as the ventures increased local production. Acetate filament experienced a continuing decline in volumes and weaker pricing as a result of the reduction in the demand for acetate filament driven by a shift in fashion away from filament-based fabrics, inter-fiber substitution and Asian competition. Tow volumes were higher in 2000, as compared to 1999, due to increased demand in Europe.

    The Acetate Products segment recorded special charges of E8 million in 2000 as compared to special charges of E81 million in 1999. The net charge in 2000 represented employee severance costs associated with downsizing across the business as well as relocation costs incurred by moving acetate filament equipment within North America. These charges were partially offset by a E3 million net adjustment of a 1999 restructuring reserve due to the subsequent decision to delay the closure of an acetate filament facility in the U.S. beyond one year. The 1999 special charges related primarily to restructuring charges of E66 million associated with the closures of acetate filament units in the U.S. and Canada and the partial shutdown of a filter products unit in Mexico. In addition, the charges included severance costs associated with downsizing across the business and an asset impairment charge in acetate filament. Overall, Celanese reduced capacity in acetate filament by nearly 40,000 metric tons during 1999 and 2000.

    Operating profit for the Acetate Products segment of E9 million in 2000 improved from an operating loss of E46 million in 1999. Lower special charges and continued cost reductions at all locations were partially offset by the effects of a decrease in acetate flake and acetate filament sales volumes, as well as higher raw material and energy costs.

    EBITDA excluding special charges for the Acetate Products segment of E92 million in 2000 declined slightly as compared to E95 million in 1999.

    TECHNICAL POLYMERS TICONA

    Net sales for the Ticona segment increased by 17% to E923 million in 2000 from E788 million in 1999, reflecting favorable currency movements (+9%), higher volumes (+7%), and price increases (+1%). Favorable volumes were due to higher demand from the automotive sector, the electrical/electronic industry and for new applications. Volume growth was strong, especially in Europe. However, the U.S. economy began to soften in the fourth quarter, which reduced demand from the automotive sector. Prices remained relatively flat because of industry pressures, particularly in the U.S., and imports of standard grade products from Asia.

    In special charges, Ticona recorded E29 million of income in 2000 as compared to E154 million of expense in 1999. The income recorded in 2000 was primarily due to an E18 million insurance reimbursement associated with the plumbing cases. In addition, an unfavorable tax treatment affected the severance benefits to be received by employees in Germany. Therefore, we modified the timing of payments associated with our 1999 restructuring plan, which resulted in a E10 million adjustment in 2000.

The 1999 special charges of E154 million included the E128 million charge related to the plumbing cases. The remainder of the 1999 special charges mainly consisted of restructuring charges associated with employee severance costs.

    Operating profit for the Ticona segment increased to E96 million from an operating loss of E96 million in 1999. Operating results improved due to higher sales volumes and the positive effects of lower special charges in 2000. In addition, cost reductions and productivity improvements favorably affected operating results. These benefits were partially offset by the rapid increase in raw material and energy costs, particularly in the fourth quarter. Earnings were reduced in 2000 by the COC production plant start-up and investments in eBusiness.

    EBITDA excluding special charges for the Ticona segment increased by E17 million to E140 million in 2000 from E123 million in 1999.

    PERFORMANCE PRODUCTS

    Net sales for the Performance Products segment increased by 3% to E409 million in 2000 from E397 million in 1999. OPP film sales for 2000, which represented 70% of net sales in this segment, increased by 2%, mainly due to higher average prices and favorable currency effects, which were largely offset by volume declines resulting from the closure of the Swindon, UK facility in 1999. The increase in average prices for OPP films resulted from a shift in the product mix towards higher value added products and the pass through of higher raw material costs. Food ingredients sales for 2000, which represented 30% of total segment net sales, increased by 6% due to higher volumes and favorable currency effects, which were offset by price decreases. Higher sales volumes were attributable to increased usage of the high intensity sweetener Sunett(R) in the U.S. beverage industry as well as by the return of customers from Chinese competitors after a successful patent infringement lawsuit in the UK. Intense competition from Japanese and Chinese producers led to a decrease in sorbates prices. Prices, however, partially recovered in the fourth quarter of 2000 due to improved business conditions.

    The Performance Products segment recorded E6 million of special charges in 2000 primarily relating to the relocation of OPP film production assets from Swindon, UK to Mantes-la-Ville, France. This compares to E99 million of special charges in 1999, of which E75 million related to antitrust actions in the sorbates industry (See Note 24 to the Consolidated Financial Statements). The remainder was mainly due to restructuring charges associated with the closure of the Swindon, UK OPP films facility.

    Operating profit for the Performance Products segment of E33 million in 2000 improved from an operating loss of E93 million in 1999. The improvement was mainly due to a lower fixed cost base in the OPP films business resulting from the Swindon closure and the increased sales of higher value added products as well as increased volumes of the high intensity sweetener Sunett in the food ingredients business. Lower special charges in 2000 also contributed favorably to the operating results.

    EBITDA excluding special charges for the Performance Products segment increased by E32 million to E74 million in 2000 from E42 million in 1999.

    OTHER ACTIVITIES

    Net sales for Other Activities increased by 40% to E84 million in 2000 from E60 million in 1999. The increase was primarily due to the transfer of PBI and Vectran(R) from Acetate Products in 2000, which contributed E11 million during the second half of 2000. PBI and Vectran had net sales of E17 million in 1999.

    In special charges, Other Activities recorded a E28 million favorable adjustment in 2000 primarily associated with a restructuring reserve recorded in 1999. The reserve was adjusted due to the earlier than expected disposal of the lease obligations for former administrative facilities. Other Activities recorded E115 million of special charges in 1999, of which E52 million related to environmental and other costs associated with previously divested entities of Hoechst and E28 million represented demerger costs. The remainder relates to restructuring charges associated with the closure of an administrative facility in the U.S. and in Canada.

    The operating loss of Other Activities improved by E153 million to E21 million in 2000 compared to E174 million in 1999. The main reason for this improvement was the positive effect of lower special charges in 2000 as compared to 1999.

    EBITDA excluding special charges for Other Activities remained flat at a loss of E56 million in 2000 and 1999.

SUMMARY OF CONSOLIDATED RESULTS - 2000 COMPARED WITH 1999

    NET SALES

    Net sales increased by 21% to E5,207 million in 2000 as compared to E4,318 million in 1999 primarily as a result of higher selling prices and favorable currency movements, which were slightly offset by lower volumes. Selling prices increased in all segments predominantly due to the higher cost of raw materials and a shift in product mix.

    COST OF SALES

    Cost of sales increased by 23% to E4,441 million in 2000 compared with E3,621 million in 1999. Cost of sales as a percentage of net sales increased to 85% in 2000 from 84% in 1999, reflecting higher raw material costs. Additionally, in order to be consistent with industry practice, E37 million of distribution costs incurred in 2000 were included in cost of sales. The comparable costs of E34 million were included in selling, general and administrative expenses in 1999.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses decreased by 1% to E567 million in 2000 from E570 million in 1999. Selling, general and administrative expenses as a percentage of sales decreased to 11% in 2000 from 13% in 1999. Selling, general and administrative expense was significantly reduced by cost reduction programs throughout the entire company. In addition, the aforementioned reclassification in 2000 of distribution costs to cost of sales resulted in a decrease of E34 million. Additionally, the receipt of a E17 million insurance settlement related to environmental claims contributed to the decrease. Partially offsetting these decreases were strategic measures such as our participation in major industry eBusiness platforms, which increased selling, general and administrative expenses by approximately E20 million in 2000. Additionally, selling, general and administrative expenses increased in 2000 due to the full year amortization relating to Celanese's acquisition of the minority interest in Celanese Canada in the third quarter 1999 as well as the change in the remaining life of the 1987 Celanese merger goodwill from 27 to 20 years. Excluding the items noted above as well as currency effects, selling, general and administrative expenses decreased by approximately 4% in 2000 over the comparable period.

    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses increased by 19% to E94 million in 2000 from E79 million in 1999 largely due to currency effects. Research and development expenses as a percentage of sales remained flat at 2% for both 2000 and 1999.

    SPECIAL CHARGES

    In 2000, Celanese recorded special charges totaling E29 million, which consisted of E97 million of restructuring charges, E59 million of income for adjustments to restructuring reserves recorded in 1999, E9 million of costs for the relocation of production assets associated with restructuring initiatives and E18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24 to the Consolidated Financial Statements).

    The E97 million of restructuring charges included employee severance costs of E46 million and plant and office closure costs of E51 million. Employee severance costs of E33 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of E11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of E51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (E47 million). Annual cost savings from all of the 2000 restructuring initiatives are estimated to be in excess of E35 million upon completion of these initiatives.

    The E59 million of income for adjustments to the 1999 restructuring reserves related to employee termination benefits (E24 million) and plant and office closures (E35 million). Employee termination benefits were adjusted by E11 million due largely to unplanned voluntary resignations and by E10 million due to the aforementioned modification of the plan in the Ticona segment. In addition, a delay in the scheduled closure of a U.S. acetate filament production facility led to a net adjustment of E3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposal of lease obligations for former administrative facilities (E28 million). As a result of the need for additional office space following the acquisition of the PVOH business, we cancelled previous plans to rationalize the U.S. chemical administration building (E4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (E3 million).

    Special charges of E9 million consist of non-restructuring charges related to the relocation of the OPP Film production assets from Swindon, UK to Mantes-la-Ville, France (E6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (E3 million).

    In 1999, Celanese recorded special charges totaling E559 million. This amount consisted of non-restructuring special charges of E341 million relating primarily to the plumbing cases (E128 million; see Note 24 to the Consolidated Financial Statements), the U.S. antitrust actions in the sorbates industry (E75 million; see Note 24 to the Consolidated Financial Statements), asset impairments (E56 million), environmental and other costs associated with previously divested Hoechst entities (E52 million) and demerger costs (E28 million). The remaining amount of E218 million related to restructuring charges of which E116 million represented personnel severance costs and E102 million was associated with plant and office closures. The personnel severance costs were associated with the expected elimination of approximately 2,000 positions. Annual cost savings from all of the 1999 restructuring initiatives were estimated to be in excess of E130 million upon completion of these initiatives.

    FOREIGN EXCHANGE GAIN (LOSS)

    Foreign exchange gain (loss) increased to a gain of E5 million in 2000 from a loss of E12 million in 1999. This change is primarily attributable to the appreciation of the U.S. dollar against the euro.

    OPERATING PROFIT (LOSS)

    Operating profit was E83 million in 2000 compared to an operating loss in 1999 of E521 million. The main reason for this change was the reduction of special charges, which decreased from E559 million in 1999 to E29 million in 2000. Also contributing to the improvement in operating profit were favorable currency movements, cost reductions and improved pricing, which were partially offset by increased raw material costs.

    EBITDA excluding special charges totaled E500 million in 2000 compared to E377 million in 1999.

    EQUITY IN NET EARNINGS OF AFFILIATES

    Equity in net earnings of affiliates increased to E19 million in 2000 from E7 million in 1999. This increase was mainly attributable to increased earnings from Polyplastics, which benefited from increased sales from a new plant in Malaysia which began operations in early 2000.

    INTEREST EXPENSE

    Interest expense decreased by 32% to E75 million in 2000 from E111 million in 1999, mainly as a result of lower net average debt outstanding during 2000 compared to 1999. The decrease was partially offset by an increase in average interest rates as well as the impact of the appreciation of the U.S. dollar against the euro, as the majority of Celanese`s debt is denominated in U.S. dollars.

    INTEREST AND OTHER INCOME, NET

    Interest and other income, net increased to E112 million in 2000 from E33 million in 1999, mainly due to higher dividend income from our investments in China and Saudi Arabia, transaction gains on foreign currency financing and higher interest income.

    INCOME TAXES

    In 2000, Celanese recognized an income tax provision of E84 million as compared to a benefit of E83 million in 1999. The effective tax rate was 60% as compared to 14% in 1999. The effective tax rate in 2000 was affected by tax provisions for valuation adjustments recognized in 2000 related to prior year tax events (E64 million) and the utilization of net operating loss carryforwards in Germany, partially offset by non-deductible goodwill amortization. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

    MINORITY INTERESTS

    Earnings attributable to minority interests were E0 million in 2000 compared to income of E7 million in 1999. This decrease was principally attributable to the purchase of the minority interests in Celanese Canada.

    EXTRAORDINARY ITEM

    No extraordinary expense was incurred in 2000. Celanese incurred extraordinary expenses of E15 million in 1999 for early termination costs relating to the extinguishment of debt and the associated interest rate swaps.

    NET EARNINGS (LOSS)

    As a result of the factors mentioned above, the net earnings (loss) of Celanese increased by E265 million to net earnings of E58 million in 2000 from a net loss of E207 million in 1999.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

    NET CASH PROVIDED BY OPERATING ACTIVITIES

    Net cash provided by operating activities was E520 million, E58 million, and E183 million for the years ended December 31, 2001, 2000 and 1999, respectively.

    The increase in net cash provided by operating activities of E462 million in 2001 as compared to 2000 is primarily attributable to a decrease in the net cash outflow for special charges of E268 million and cash generated through a reduction in trade working capital of E306 million. The special charges of E530 million recorded in 2001 include E339 million of non-cash items and net cash items amounting to E191 million, of which approximately E50 million was paid out and approximately E50 million was received, both during 2001. Trade working capital was significantly reduced from E993 million at the end of 2000 to E687 million at the end of 2001, the lowest level since the demerger. Cash provided by operating activities was affected by weaker operating results and the funding of pension obligations in 2001.

    Net cash provided by operating activities decreased to E58 million in 2000 compared to E183 million in 1999. This decrease was primarily attributable to the net cash outflow of E369 million for the payment of liabilities recorded as special charges in 1999 and 2000, in addition to an increase in trade working capital, partially offset by stronger operating results in 2000.

    NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

    Net cash provided by (used in) investing activities was E(121) million, E(505) million, and E257 million for the years ended December 31, 2001, 2000 and 1999, respectively.

    The decrease in cash outflows of E384 million in 2001 is primarily a result of outflows relating to the PVOH (E359 million) and Axiva GmbH (E38 million) acquisitions in 2000, partially offset by lower proceeds from the disposal of discontinued operations in 2001. In 2001, capital expenditures of E231 million were partially offset by the receipt of proceeds of E58 million from the collection of a note related to the sale of a business divested in 1999 and other proceeds from the disposition of assets. In addition, net proceeds from the purchases and sales of marketable securities resulted in a net cash inflow of E50 million in 2001. (See Note 7 to the Consolidated Financial Statements)

    Capital expenditures on property, plant and equipment decreased slightly to E231 million in 2001, as compared to E235 million in 2000. Celanese achieved the financial target under its "Focus" program to limit capital expenditures so as not to exceed the 2000 level. Celanese made focused capital investments which included the on-going construction of the new GUR plant at the Bishop, Texas facility and a major capacity expansion for Vectra at Shelby, North Carolina. The Vectra expansion is needed to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

    Net cash used in investing activities amounted to E505 million in 2000 compared to a cash inflow of E257 million in 1999. The use of cash for acquisitions of the PVOH business and Axiva GmbH, as discussed above, was partially offset by net proceeds of E90 million from discontinued operations, which included the sale of the assets of Vinnolit Kunststoff GmbH, the Vintron GmbH business and the phosphorous and phosphorous derivatives business conducted by the Thermphos Group in 2000. In addition, net payments from the purchases and sales of marketable securities resulted in a net cash outflow of E7 million in 2000.

    Capital expenditures on property, plant and equipment decreased to E235 million in 2000, as compared to E262 million in 1999. This decrease was reflected in all segments, except for the Ticona segment.

    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

    Net cash provided by (used in) financing activities was E(376) million, E77 million, and E(72) million for the years ended December 31, 2001, 2000 and 1999, respectively.

    The net cash used in financing activities in 2001 was primarily due to debt repayments aggregating E356 million in 2001 (see "Short-term and Long-term Borrowings"). In addition, Celanese paid a cash dividend of E20 million, E0.40 per share, in 2001.

    Net cash provided by financing activities increased to E77 million in 2000 from cash used in financing activities of E72 million in 1999. The main factor affecting cash provided by financing activities in 2000 was proceeds received from debt financing amounting to E271 million. By drawing on Celanese's credit facilities and utilizing cash reserves, Celanese financed the PVOH and Axiva GmbH acquisitions as well as the payment of special charges. In 2000, Celanese also repurchased approximately 10% of its shares then outstanding.

LIQUIDITY

    Cash generated from reducing trade working capital and from other operating activities in 2001 was primarily used to repay debt and to fund pension obligations. As a result, net current assets (defined as total current assets, less total current liabilities) were reduced to a net current liability position of E190 million in 2001 from a net current asset position of E294 million in 2000.

    Celanese's primary sources of liquidity have been cash from operations as well as cash from long-term and short-term borrowings. As of December 31, 2001, we had E880 million of total debt, of which E267 million is due in 2002. We expect that our primary source of liquidity for 2002 will be cash generated from operations. In the event of a significant decrease in customer demand for our products, coupled with prolonged unfavorable industry conditions, cash generated from operations could be materially reduced. If necessary, Celanese has unused credit facilities available to fund its cash flow needs (as discussed below under "Short-term and Long-term Borrowings"). In addition, Celanese has in place a new asset securitization program which allows participating operating subsidiaries to sell up to $150 million of eligible U.S. trade receivables, through a special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese maintains an investment grade debt rating. No sales of receivables under this program occurred in 2001. Celanese has no other similar arrangements with special purpose entities.

    Based on Celanese's current financial situation and current industry conditions, we believe the funding available from operations, committed credit facilities and the asset securitization program will be sufficient to satisfy our capital expenditures, investments and working capital requirements for the foreseeable future.

    Celanese has fixed contractual cash obligations for future periods as follows:

                                                       LESS THAN 1      1-3         4-5        AFTER 5
FIXED CONTRACTUAL CASH OBLIGATIONS           TOTAL         YEAR        YEARS       YEARS        YEARS
----------------------------------------   ---------  -------------   -------     -------     ---------
                                                                  (IN E MILLIONS)
                                           ------------------------------------------------------------
Total Debt .............................       880          267          168          203          242
   of which Capital Lease Obligations...        17            2            5            5            5
Operating Leases .......................       373           50           90           74          159
Unconditional Purchase Obligations .....     2,682          272          420          369        1,621
Other Contractual Obligations ..........       110           82           28            -            -
                                             -----        -----        -----        -----        -----
   Fixed Contractual Cash Obligations ..     4,045          671          706          646        2,022
                                             =====        =====        =====        =====        =====

    Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements.

    Other Contractual Obligations includes committed capital spending and fines associated with the U.S. antitrust settlement described in Note 24 to the Consolidated Financial Statements.

    Celanese has contractual guarantees and commitments as follows:

                                                                            EXPIRATION PER PERIOD
                                                                 --------------------------------------------
                                                                  LESS THAN 1      1-3      4-5      AFTER 5
CONTRACTUAL GUARANTEES AND COMMITMENTS                  TOTAL         YEAR        YEARS    YEARS      YEARS
----------------------------------------------------   -------   -------------   -------  -------   ---------
                                                                          (IN E MILLIONS)
                                                       ------------------------------------------------------
Guarantees..........................................      116            38          15       16        47
Standby Letters of Credit...........................      110           110           -        -         -
Other Commercial Commitments........................        -             -           -        -         -
                                                          ---           ---         ---      ---       ---
  Contractual Guarantees and Commitments............      226           148          15       16        47
                                                         ====          ====         ===      ===       ===

    Celanese is secondarily liable for E85 million under a lease agreement pursuant to which it has assigned a direct obligation to a third-party interest. Additionally, Celanese has provided a guarantee on behalf of a former affiliate for a E31 million loan. Standby letters of credit of E110 million are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fail to perform in accordance with specified contractual obligations. These standby letters of credit have been guaranteed by Celanese AG. Celanese believes the likelihood is remote that material payments will be required under these agreements.

    Celanese has available sources of liquidity, net of amounts used, as follows:

                                                                                   EXPIRATION PER PERIOD
                                                                       -------------------------------------------
                                                                        LESS THAN 1    1-3       4-5      AFTER 5
AVAILABLE SOURCES OF LIQUIDITY                                TOTAL         YEAR      YEARS     YEARS      YEARS
----------------------------------------------------------  ---------  ------------- -------   -------   ---------
                                                                                 (IN E MILLIONS)
                                                            -------------------------------------------------------

Unused Lines of Credit....................................    1,343 (1)      382        171       562       228
Asset Securitization Program..............................      170            -        170         -         -
                                                              -----          ---        ---       ---       ---
   Available Sources of Liquidity.........................    1,513          382        341       562       228
                                                              =====          ===        ===       ===       ===

    (1) Total Lines of Credit are E1,656 million, of which E313 million were utilized at December 31, 2001 (E2 million for Less than 1 year; E113 million for 1-3 years, and E199 million for 4-5 years).

    In addition to the items noted in the tables above, Celanese expects to continue to incur costs for the following significant obligations. Although we cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of Celanese.

                                                                      2001
                                                                     ACTUAL        2002
                                                                    SPENDING     PROJECTED
OTHER OBLIGATIONS                                                  (RECEIPTS)    SPENDING
---------------------------------------------------------          ----------   -----------
                                                                       (IN E MILLIONS)
                                                                   ------------------------
Environmental Matters....................................              106           106
Pension and Postretirement Benefits......................              259           170
Special Charges, net.....................................              132 (1)       160
Plumbing Actions and Sorbates Litigation, net............              (52)            - (2)
                                                                      ----           ---
   Other Obligations.....................................              445           436
                                                                      ====           ===

(1) Excludes insurance receipts relating to plumbing actions, which are included in "Plumbing Actions and Sorbates Litigation, net" below.
(2) Payments associated with the Sorbates litigation of E5 million for 2002 are included in "Fixed Contractual Cash Obligations" above. Remaining 2002 spending cannot be reasonably estimated.

        Environmental Matters
        ---------------------

           Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. superfund sites, totaled E106 million, of which E8 million was for capital projects, in 2001 and E82 million, of which E8 million was for capital projects, in 2000. The increase in expenditures in 2001 is primarily due to settlements of environmental indemnification obligations with former Hoechst entities.

           It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2002, management believes that spending will continue at the current year level.

           Due to its industrial history, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified proportion of the responsibility for environmental liabilities from a number of divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Notes 5 and 25 to the Consolidated Financial Statements)

        Pension and Other Benefits
        --------------------------

           Celanese's policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. In 2001, Celanese made pension contributions of E186 million compared to E102 million in 2000. Celanese expects to make pension contributions of approximately E100 million in 2002. Actual contributions in 2002 and future years may vary based on a number of factors including prevailing interest rates and return on plan assets.

           Spending associated with other benefit plans, primarily retiree medical, defined contribution and long-term disability, amounted to E73 million and E70 million in 2001 and 2000, respectively. Celanese expects spending to continue at comparable levels in 2002.

        Special Charges
        ---------------

           The special charges of E530 million recorded in 2001 include E339 million of non-cash items and net cash items amounting to E191 million. During 2001, approximately E50 million was paid out and approximately E50 million was received (including E31 million relating to plumbing actions discussed below). For special charges recorded in 2001, Celanese expects cash outflows of approximately E160 million in 2002 and does not anticipate significant payments in periods beyond 2002.

        Plumbing Actions and Sorbates Litigation
        ----------------------------------------

           Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. During 2001, Celanese had litigation-related net cash inflows of approximately E52 million primarily in connection with the plumbing actions and sorbates litigation. At December 31, 2001, Celanese had reserves of E138 million for these matters. In addition, Celanese previously recorded receivables from insurance companies and Hoechst in connection with the plumbing and sorbates matters. Celanese received E104 million in 2001, including E31 million included in special charges related to these matters. See "Summary of Consolidated Results - 2001 Compared with 2000 - Special Charges."

           While it is impossible at this time to determine with certainty the ultimate outcome of these matters, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but could have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 24 to the Consolidated Financial Statements)

    CAPITAL EXPENDITURES AND INVESTMENTS

    Celanese's capital expenditures were E231 million for the year ended December 31, 2001. Capital expenditures consisted primarily of maintenance of business, capacity expansion, investments to reduce future operating costs and environmental, health and safety initiatives.

    Capital expenditures were financed principally with cash from operations. Celanese anticipates spending in 2002 at levels comparable to 2001. At December 31, 2001, there were approximately E95 million of outstanding commitments related to capital projects, which is included within the fixed contractual cash obligations table above. Spending beyond 2002 cannot be predicted.

    SHORT-TERM AND LONG-TERM BORROWINGS

    Celanese's total debt primarily consists of bank loans, notes with affiliates, commercial paper, term notes, and pollution control and industrial revenue bonds. The loans are principally denominated in U.S. dollars and euro. Total debt decreased to E880 million at December 31, 2001 from E1,165 million at December 31, 2000. Celanese used the cash generated from operations to repay bank loans and notes with affiliates. Celanese had a U.S. $700 million (E794 million) commercial paper program at December 31, 2001. As of December 31, 2001, there were no borrowings under the commercial paper program. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating E1,656 million at December 31, 2001; the aggregate unused part thereof amounted to E1,343 million, of which U.S. $335 million (E380 million) was available for use as credit back-up for Celanese's commercial paper program. Celanese had outstanding letters of credit amounting to E110 million at December 31, 2001 and E171 million at December 31, 2000.

    Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payables for these agreements from Celanese to its affiliates of E240 million and E283 million at December 31, 2001 and 2000, respectively, are included within short-term borrowings and current installments of long-term debt. Celanese expects to continue these arrangements at comparable levels in 2002, depending on the level of liquidity of the non-consolidated affiliates.

    A number of Celanese's bank loan agreements have ratio or credit rating covenants. At December 31, 2001, Celanese was in compliance with these covenants. Based on Celanese's financial situation, we believe that the risk is minimal that Celanese will not be in compliance with the terms and conditions of its loan agreements. Approximately one-third of total debt outstanding at December 31, 2001 is subject to repayment in the case of a significant downgrade in our credit rating. Should Celanese fail to meet the ratio or credit rating covenants of a particular loan, we believe that Celanese has adequate liquidity sources, as noted above, to meet its ongoing requirements.

    TOTAL SHAREHOLDERS' EQUITY

    Prior to the effective date of the demerger, combined equity represented Celanese's historical equity in the businesses and activities, which were demerged to form Celanese. (See Note 20 to the Consolidated Financial Statements)

    At December 31, 2001, shareholders' equity amounted to E2,210 million, compared to E2,843 million at December 31, 2000. The decrease was primarily attributable to the current year net loss and dividends, which were offset by the positive impact of foreign currency translations. In addition, equity was reduced by E255 million associated with the recognition of an additional minimum liability adjustment for pensions due to pension plan asset valuation losses and a reduction in the discount rate used to calculate pension plan obligations (See
Note 19 to the Consolidated Financial Statements). The current year net loss and dividends contributed to a retained deficit of E313 million at December 31, 2001.

    At December 31, 2000, shareholders' equity amounted to E2,843 million, compared to E2,866 million at December 31, 1999. The decrease was primarily attributable to the purchase of treasury stock, which was partially offset by the positive impact of foreign currency translations and earnings in 2000.

    Related to the impairment charges described in "Summary of Consolidated Results - 2001 Compared with 2000 - Special Charges" and following a valuation review under German GAAP, the Celanese AG parent company substantially lowered the carrying value of certain of its consolidated subsidiaries on its statutory books as of December 31, 2001. These charges did not affect Celanese's consolidated results under U.S. GAAP. Under German law, dividends and share buy-backs can only be paid for out of distributable reserves or net income (on a parent company basis). The 2001 reserves were depleted by these charges. Lack of such reserves precludes Celanese from proposing a dividend to its shareholders for the year 2001. Share repurchases under the existing shareholder authorization will depend on whether Celanese anticipates that sufficient distributable reserves will be generated in 2002. Celanese does not currently plan to repurchase shares in 2002, but will continue to evaluate its options consistent with its overall financial priorities.

MARKET RISKS

    Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates, interest rates and commodity prices. Celanese has in place policies of hedging against changes in currency exchange rates, interest rates and commodity prices as described below. These contracts are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which Celanese adopted on January 1, 2001. (See Note 3 to the Consolidated Financial Statements)

    FOREIGN EXCHANGE RISK MANAGEMENT

    Celanese's reporting currency is the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, South African rand, Mexican peso, Japanese yen, British pound sterling, and Canadian dollar as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally under one year. Celanese's centralized hedging strategy states that foreign currency denominated receivables or liabilities booked by the operating entities will be used to hedge the exposure on a consolidated basis. As a result, Celanese's foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. During the year ended December 31, 2001, Celanese hedged all of its dollar denominated inter-company loans held by euro denominated entities therefore, there was no material net effect in interest and other income, net. During the year ended December 31, 2000, these contracts hedged only a portion of Celanese dollar denominated inter-company loans held by euro denominated entities during 2000. As a result, a net gain of approximately E30 million was recorded to interest and other income, net in 2000.

    A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than the euro-zone currencies, principally the U.S. dollar. Fluctuations in the value of these currencies against the euro, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased net sales by approximately 2% and 11% in 2001 and 2000, respectively. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased total assets by approximately 5% in 2001. Celanese's exposure to transactional effects of variations in exchange rates is greatly reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

    Celanese's policy with respect to limiting its exposure to transactional effects of variations in exchange rates is to use financial instruments that reduce such exposure. The principal instruments used are forward exchange contracts generally with terms of less than one year (See Note 23 to the Consolidated Financial Statements).

    INTEREST-RATE RISK MANAGEMENT

    Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt composition. Celanese's interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt. Celanese had open interest rate swaps with a notional amount of E340 million and E344 million at December 31, 2001 and 2000, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of E6 million in 2001 and E1 million in 2000. As of December 31, 2001, Celanese's interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders' equity of E2 million, E11 million and E4 million, net of related income tax of E2 million, respectively. During the year ended December 31, 2001, the Company recorded a net loss of E5 million in interest and other income, net for the ineffective portion of the interest rate swaps. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

    COMMODITY RISK MANAGEMENT

    Celanese's policy allows the purchase of up to 80% of its natural gas and butane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to price risk associated with energy costs and other chemical product. Throughout 2001, Celanese had entered into natural gas forward and cash-settled swap contracts for slightly less than 50% of its natural gas requirements, generally for up to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. While these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. Celanese recognized a loss of E2 million from natural gas swap contracts in 2001. There is no material impact on the balance sheet at December 31, 2001. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of less than E1 million at December 31, 2001 is recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in Celanese's consolidated statement of operations.

EUROPEAN MONETARY UNION

    On January 1, 1999, eleven member states of the European Union - Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain - introduced the euro as their common legal currency (European Monetary Union). Greece became the twelfth member of the European Monetary Union on January 1, 2001. Since the introduction, funds denominated in the currency of one participating member state were converted into the currency of another participating member state based on a fixed conversion rate. The euro was only available as deposit money until January 1, 2002, at which time the member states introduced euro bills and coins. By March 1, 2002, the euro was the sole legal tender for all member states participating in the European Monetary Union. The national currencies of those member states were withdrawn from circulation.

    Beginning January 1, 1999, Celanese adopted the euro as the currency in which it presents its financial statements. Every Celanese company has examined the risks of the euro for its businesses and markets. Celanese does not expect the euro to lead to short-term changes in business-specific cost structures or its market positions, although Celanese believes that the euro may contribute to the ongoing convergence of prices in Europe over the longer term.

    Celanese's exposure to currency risk did not change materially as a result of the introduction of the euro. The impact of exchange rate changes of a non-euro currency such as the U.S. dollar, the British pound sterling or the Japanese yen versus the euro will continue to depend on the actual exposure at the time of the risk assessment.

CRITICAL ACCOUNTING POLICIES AND ISSUES

    Celanese believes the following selected accounting polices and issues are critical to understanding the financial reporting risks present in the current economic environment. These matters, and the judgments and uncertainties affecting them, are also essential to understanding our reported and future operating results. See Note 2 to the Consolidated Financial Statements for a more comprehensive discussion of Celanese's significant accounting policies.

    RECOVERABILITY OF LONG-LIVED ASSETS

    Our business is capital intensive and has required, and will continue to require, significant investments in long-lived assets, including property, plant, and equipment. At December 31, 2001, the carrying amount of our property, plant and equipment was E2,036 million. As discussed in Note 2 to the Consolidated Financial Statements, recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. At December 31, 2001, the carrying value of intangible assets, including goodwill, was E1,171 million. Intangible assets are evaluated for recovery based upon projected future cash flows.

    A prolonged general economic downturn and, specifically, a continued downturn in the chemical industry could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

    RESTRUCTURING AND SPECIAL CHARGES

    Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of operations. Restructuring provisions represent costs related to severance and other costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

    ENVIRONMENTAL LIABILITIES

    Celanese manufactures and sells a highly diversified line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that the event of loss is probable and reasonably estimable. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using available information. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. Changes to environmental regulations or other factors affecting environmental liabilities are reflected in the Consolidated Financial Statements in the period in which they occur.

    REALIZATION OF DEFERRED TAX ASSETS

    Total net deferred tax assets are E584 million at December 31, 2001. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily for U.S. state and capital loss carryforwards, German trade income tax loss carryforwards and Mexico net operating loss carryforwards, which may not be realizable. Based on Celanese's historical and current pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining net deferred tax assets existing at December 31, 2001.

NEW ACCOUNTING STANDARDS

    In June 2001, the Financial Accounting Standards Boards ("FASB") issued SFAS No. 141, Business Combinations. Under this new standard, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. Celanese does not believe this statement will have a material effect on its financial statements.

    In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The statement provides that goodwill and some intangibles will no longer be amortized on a recurring basis. Goodwill and intangible assets with an indefinite life will be subject to an initial impairment test within six months of adoption of SFAS No. 142 and annually thereafter. The statement also requires disclosure of certain information about goodwill and other intangible assets subsequent to their acquisition. During 2001, total goodwill amortized was E85 million. Celanese is evaluating the impact of adopting this statement.

    In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligations will be capitalized as part of the carrying amount of the long-lived asset. The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement is effective on January 1, 2003, with earlier adoption permitted. Celanese is evaluating the impact of adopting this statement.

    In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes Accounting Principles Board Opinion (APB) No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The statement is effective January 1, 2002, with earlier adoption encouraged. Celanese does not believe this statement will have a material effect on its consolidated financial statements.

RISKS OF FUTURE DEVELOPMENT

    Celanese's business activity is subject to general economic and political risks in the countries and regions in which it does business. In addition, changes in the economic conditions in many of its markets (e.g. automotive, electrical/electronic, construction and textile industries), as well as cyclicality in the basic chemicals industry could have an effect on the company's economic performance. In particular, the markets for basic chemicals are characterized by significant economic swings, during which periods of low prices and overcapacity could lead to reduced profit margins and lower operating profits.

    Celanese is subject to risks associated with the increased volatility in raw materials prices and the availability of key raw materials such as natural gas, propylene, ethylene and wood pulp, as well as the company's ability to pass on increased raw materials costs to its customers by increasing the prices of its products, or to offset such increased raw materials costs by reducing costs. In this context the company will intensify the practice it started in 2000 to lock in some prices for some important raw materials by entering into hedging arrangements, which are customary in the industry. This practice could also lead to negative effects, should unforeseen developments occur with respect to raw material prices.

    The safe operation of Celanese's plants is subject to risks associated with the production of chemicals, including the storage and transport of raw materials, products and wastes, and in particular environmental risks. The company carries appropriate property, business interruption and casualty insurance in accordance with customary industry practice. The environmental, health and safety regulations pertaining to Celanese's business are subject to continuous legislative review, which could result in stricter regulations and trigger increased costs for the Company.

    Moreover, in connection with the demerger, certain environmental liabilities, including those resulting from the former business activities of the Hoechst Group at various sites, were allocated among Celanese AG and Hoechst AG, regardless of the responsibility for the cause of such environmental liabilities. In some instances this could lead to Celanese having to compensate third parties, as well as to indemnification payments between Celanese and Hoechst, the amounts of which cannot at present be determined. Celanese has already created reserves for this contingency where needed.

    Depending on their categorization as to their dangerousness resulting from risk assessment by the relevant authorities, the products of the chemicals industry are subject to restrictions regarding production, handling and use. The applicable regulations and the resulting restrictions are under constant review by the relevant authorities. Therefore, a change in the risk assessment of Celanese's products can affect demand for these products. Currently, the European Union evaluates potential health risks associated with a number of chemical products including vinyl acetate monomer. In case such evaluation should result in a reclassification, this could adversely affect the respective business.

OUTLOOK

    A deteriorating economic environment, highlighted by the downturn in the global telecommunications industry, the reduction of U.S. automotive production and global overcapacity in the chemical industry, marked the year 2001. At the same time raw material prices, which had reached historical highs earlier in the year, came down. With demand from downstream industries scaling back, prices began sliding, impacting our businesses.

    Following the economic downturn of 2001, our businesses are beginning the year 2002 in a challenging environment. The results of our restructuring actions and the implementation of company-wide initiatives in 2001 will enhance earnings, generate cash flows and strengthen our businesses significantly. Celanese is continuing to transform itself into a less cyclical, higher value-added company. To further enhance profitability and long-term value to its shareholders, Celanese continues its efforts to refocus its business portfolio and pursue opportunities as they arise in the market. Due to industry consolidation and intense competition, results in the Chemical Intermediates segment will remain under pressure and it is likely that the segment's earnings will be below that of 2001. We now anticipate low profitability in the first half of 2002 - at about the level of the second half of 2001.

FORWARD-LOOKING INFORMATION

    This section covers the current performance and outlook of the company and each of its operating segments. The forward-looking statements contained in this section and in other parts of this document involve the risks and uncertainties that may affect the company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors, as well as issues related to year 2002. Accordingly, there is no assurance that the company's expectations will be realized.

REPORT OF THE BOARD OF MANAGEMENT

    The Board of Management of Celanese AG is responsible for the preparation, the completeness, and the integrity of the consolidated financial statements as well as for the information contained in the management report of Celanese AG and subsidiaries ("Celanese").

    Celanese has prepared the consolidated financial statements in accordance with United States generally accepted accounting principles and has applied the exemption of article 292a HGB.

    The companies included in the consolidated financial statements are required to maintain orderly accounting records and to establish effective control systems. These control systems, which our corporate auditing function reviews for reliability and effectiveness, are intended to enable the Board of Management to recognize the potential impact of negative factors on Celanese's assets and developments in a timely fashion. This ensures that the underlying accounting records correctly reflect all business developments, thereby creating a reliable basis for the consolidated financial statements.

    The Board of Management runs the company in the interests of its stockholders and in awareness of its responsibility towards employees and society. Our declared aim is to employ the resources entrusted to us so as to increase the value of Celanese.

    Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Financial and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Frankfurt am Main, February 8, 2002
                                                     The Board of Management



Claudio Sonder


Edward H.Munoz                     Perry W.Premdas


Ernst Schadow                      David N.Weidman

INDEPENDENT AUDITORS' REPORT

To the Supervisory Board and Shareholders
Celanese AG:

    We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Celanese AG for the business year from January 1 to December 31, 2001. The preparation and the content of the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US-GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftspruefer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with United States Generally Accepted Accounting Principles.

    Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1 to December 31, 2001, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2001 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, February 8, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftspruefungsgesellschaft



Kuhn                                      Euler
Wirtschaftspruefer                        Wirtschaftspruefer








In case of publication or transmission of the consolidated financial statements in a version different to the version confirmed by us (including translations into other languages), in so far as our audit opinion is quoted or our review referred to, a new statement is to be obtained from us. Please refer to ss. 328 HGB.

                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        for the years ended December 31,


                                                                                      2001           2000           1999
                                                                                 -------------- -------------- --------------

                                                                                   (IN E MILLIONS EXCEPT FOR PER SHARE DATA)
                                                                                 --------------------------------------------

Net sales .....................................................................         5,097          5,207          4,318
Cost of sales .................................................................        (4,419)        (4,441)        (3,621)
Selling, general and administrative expenses ..................................          (583)          (567)          (570)
Research and development expenses .............................................           (95)           (94)           (79)
Special charges ...............................................................          (530)           (29)          (559)
Foreign exchange gain (loss) ..................................................             2              5            (12)
Gain on disposition of assets .................................................             -              2              2
                                                                                  -----------    -----------    -----------
     Operating profit (loss) ..................................................          (528)            83           (521)

Equity in net earnings of affiliates ..........................................            13             19              7
Interest expense ..............................................................           (81)           (75)          (111)
Interest and other income, net ................................................            64            112             33
                                                                                  -----------    -----------    -----------
     Earnings (loss) before income tax, minority interests,
         discontinued operations and extraordinary expense ....................          (532)           139           (592)

Income tax benefit (provision) ................................................           138            (84)            83
                                                                                  -----------    -----------    -----------

     Earnings (loss) before minority interests,
         discontinued operations and extraordinary expense ....................          (394)            55           (509)

Minority interests ............................................................             -              -              7
                                                                                  -----------    -----------    -----------

     Earnings (loss) from continuing operations ...............................          (394)            55           (502)

Discontinued operations, net of income tax of E5 million, E19 million and E77 million in 2001, 2000, and 1999, respectively:
     Earnings from operations of discontinued operations ......................             -              3             12
     Gain on disposal of discontinued operations ..............................             9              -            298
                                                                                  -----------    -----------    -----------
     Earnings from discontinued operations ....................................             9              3            310

Extraordinary expense, net of income tax ......................................             -              -            (15)
                                                                                  -----------    -----------    -----------

     Net earnings (loss) ......................................................          (385)            58           (207)
                                                                                  ===========    ===========    ===========

Earnings (loss) per common share - basic and diluted:
     Continuing operations ....................................................         (7.83)          1.03          (8.98)
     Discontinued operations ..................................................          0.18           0.06           5.55
     Extraordinary item .......................................................             -              -          (0.27)
                                                                                  -----------    -----------    -----------
     Net earnings (loss) ......................................................         (7.65)          1.09          (3.70)
                                                                                  ===========    ===========    ===========

Weighted average shares - basic and diluted ...................................    50,331,847     53,293,128     55,915,369

-------------

See the accompanying notes to consolidated financial statements.


                          CELANESE AG AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                               as of December 31,

                                                                                2001      2000
                                                                              ------------------
                                                                                (IN E MILLIONS)
                                                                              ------------------
ASSETS
Current assets:
   Cash and cash equivalents ...............................................       48        24
   Receivables, net ........................................................    1,216     1,659
   Inventories .............................................................      639       719
   Deferred income taxes ...................................................      102        83
   Other assets ............................................................       42        42
                                                                               ------    ------

               Total current assets ........................................    2,047     2,527
                                                                               ------    ------

Investments ................................................................      566       613
Property, plant and equipment, net .........................................    2,036     2,169
Deferred income taxes ......................................................      551       119
Other assets ...............................................................      693       757
Intangible assets, net .....................................................    1,171     1,457
                                                                               ------    ------

               Total assets ................................................    7,064     7,642
                                                                               ======    ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current installments of long-term debt ........      267       414
   Accounts payable and accrued liabilities ................................    1,502     1,519
   Deferred income taxes ...................................................       10        10
   Income taxes payable ....................................................      458       290
                                                                               ------    ------

               Total current liabilities ...................................    2,237     2,233
                                                                               ------    ------

Long-term debt .............................................................      613       751
Deferred income taxes ......................................................       59        48
Other liabilities ..........................................................    1,933     1,757
Minority interests .........................................................       12        10

Shareholders' equity:
   Common stock, no par value, E143 million aggregate registered value;
        55,915,369 shares authorized and issued; 50,334,891 and 50,326,355
        shares outstanding in 2001 and 2000, respectively ..................      143       143
   Additional paid-in capital ..............................................    2,508     2,508
   Retained earnings (deficit) .............................................     (313)       92
   Accumulated other comprehensive income (loss) ...........................       (5)      223
                                                                               ------    ------
                                                                                2,333     2,966
   Less: Treasury stock at cost (5,580,478 and 5,589,014 shares in 2001
        and 2000, respectively) ............................................      123       123
                                                                               ------    ------
        Total  shareholders' equity ........................................    2,210     2,843
                                                                               ------    ------
        Total liabilities and  shareholders' equity ........................    7,064     7,642
                                                                               ======    ======
-------------

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES
       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED
                        DECEMBER 31, 2001, 2000 AND 1999

                                                                                 ACCUMULATED
                                                      ADDITIONAL    RETAINED       OTHER          PRE-                    TOTAL
                                             COMMON    PAID-IN      EARNINGS   COMPREHENSIVE  DISTRIBUTION   TREASURY  SHAREHOLDERS'
                                              STOCK    CAPITAL     (DEFICIT)   INCOME (LOSS)     EQUITY        STOCK      EQUITY
                                             ------- ------------ ----------- --------------- ------------- ---------- -------------
                                                                                ( IN E MILLIONS)
                                             ---------------------------------------------------------------------------------------
Balance at December 31, 1998(1) .............      -          -          -         (115)            2,851           -        2,736
Comprehensive income (loss), net of tax:
   Net earnings (loss) ......................      -          -         40            -              (247)          -         (207)
   Other comprehensive income (loss):
     Unrealized loss on securities(2) .......      -          -          -          (11)                -           -          (11)
     Foreign currency translation ...........      -          -          -          261                 -           -          261
     Minimum pension liability(3) ...........      -          -          -           44                 -           -           44
                                                                                 ------                                     ------
     Other comprehensive income .............      -          -          -          294                 -           -          294
                                                                                                                            ------
Comprehensive income ........................      -          -          -            -                 -           -           87
Net activity with Hoechst ...................      -          -          -            -                47           -           47
Issuance of common stock on the
   effective date of the demerger ...........    143      2,508          -            -            (2,651)          -            -
Call options ................................      -         (4)         -            -                 -           -           (4)
                                              ------     ------     ------       ------            ------      ------       ------

Balance at December 31,1999 .................    143      2,504         40          179                 -           -        2,866
                                              ------     ------     ------       ------            ------      ------       ------

Comprehensive income (loss), net of tax:
   Net earnings .............................      -          -         58            -                 -           -           58
   Other comprehensive income (loss):
     Unrealized gain on securities(2) .......      -          -          -            7                 -           -            7
     Foreign currency translation ...........      -          -          -           44                 -           -           44
     Minimum pension liability(3) ...........      -          -          -           (7)                -           -           (7)
                                                                                 ------                                     ------
     Other comprehensive income .............      -          -          -           44                 -           -           44
                                                                                                                            ------
Comprehensive income ........................      -          -          -            -                 -           -          102
Dividends (E0.11 per share) .................      -          -         (6)           -                 -           -           (6)
Purchase of treasury stock ..................      -          -          -            -                 -        (119)        (119)
Call options ................................      -          4          -            -                 -          (4)           -
                                              ------     ------     ------       ------            ------      ------       ------

Balance at December 31, 2000 ................    143      2,508         92          223                 -        (123)       2,843
                                              ------     ------     ------       ------            ------      ------       ------

Comprehensive income (loss), net of tax:
   Net loss .................................      -          -       (385)           -                 -           -         (385)
   Other comprehensive income (loss):
     Unrealized loss on securities(2) .......      -          -          -           (4)                -           -           (4)
     Foreign currency translation ...........      -          -          -           35                 -           -           35
     Minimum pension liability(3) ...........      -          -          -         (255)                -           -         (255)
     Unrealized loss on derivative
        contracts(4).........................      -          -          -           (4)                -           -           (4)
                                                                                 ------                                     ------
     Other comprehensive loss ...............      -          -          -         (228)                -           -         (228)
                                                                                                                            ------
Comprehensive loss ..........................      -          -          -            -                 -           -         (613)
Dividends (E0.40 per share) .................      -          -        (20)           -                 -           -          (20)
                                              ------     ------     ------       ------            ------      ------       ------
Balance at December 31, 2001 ................    143      2,508       (313)          (5)                -        (123)       2,210
                                              ======     ======     ======       ======            ======      ======       ======

-----------

(1) Balances as of December 31, 1998 have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.
(2) Net of taxes of E1 million, E(1) million, and E1 million in 1999, 2000, and 2001, respectively.
(3) Net of taxes of E(24) million, E4 million, and E145 million in 1999, 2000, and 2001, respectively.
(4)  Net of taxes of E2 million in 2001.

See the accompanying notes to consolidated financial statements.


                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                        for the years ended December 31,

                                                                                        2001     2000     1999
                                                                                      --------------------------
                                                                                            (IN E MILLIONS)
                                                                                      --------------------------
Operating activities from continuing operations:
   Net earnings (loss) ............................................................    (385)       58     (207)
   Earnings from operations of discontinued operations ............................       -        (3)     (12)
   Adjustments to reconcile net earnings (loss) to net cash
     provided by operating activities:
        Special charges, net of amounts used ......................................     429      (340)     482
        Depreciation and amortization .............................................     418       388      339
        Change in equity of affiliates ............................................       8        (6)       7
        Deferred income taxes .....................................................    (283)      137        2
        Gain on disposition of assets, net ........................................      (7)       (7)      (2)
        Gain on disposal of discontinued operations, net ..........................      (9)        -     (503)
        Changes in operating assets and liabilities:
           Receivables, net .......................................................     450       (99)    (110)
           Inventories ............................................................     102       (45)      68
           Accounts payable, accrued liabilities and other liabilities.............    (355)       10      232
           Income taxes payable ...................................................     157       (26)    (110)
        Other, net ................................................................      (5)       (9)      (3)
                                                                                       ----      ----     ----
        Net cash provided by operating activities .................................     520        58      183
Investing activities from continuing operations:
        Capital expenditures on property, plant and  equipment ....................    (231)     (235)    (262)
        Acquisitions of businesses and purchase of investment .....................      (2)     (402)    (397)
        Proceeds from disposition of businesses and assets ........................      20        51       10
        Proceeds from disposal of discontinued operations .........................      38        90      913
        Proceeds from sale of marketable securities ...............................     348       427       54
        Purchases of marketable securities ........................................    (298)     (434)     (60)
        Other, net ................................................................       4        (2)      (1)
                                                                                       ----      ----     ----
        Net cash provided by (used in) investing activities .......................    (121)     (505)     257
Financing activities from continuing operations:
        Short-term borrowings, net ................................................    (164)      (61)     (92)
        Proceeds from long-term debt ..............................................       -       271      164
        Payments of long-term debt ................................................    (192)        -     (845)
        Purchase of treasury stock ................................................       -      (119)       -
        Dividend payments .........................................................     (20)       (6)       -
        Other net activities with Hoechst .........................................       -         -      706
        Other, net ................................................................       -        (8)      (5)
                                                                                       ----      ----     ----
        Net cash provided by (used in) financing activities .......................    (376)       77      (72)
Exchange rate effects on cash .....................................................       1        16       10
                                                                                       ----      ----     ----
        Net increase (decrease) in cash and cash equivalents ......................      24      (354)     378
        Cash and cash equivalents at beginning of year ............................      24       378        -
                                                                                       ----      ----     ----
        Cash and cash equivalents at end of year ..................................      48        24      378
                                                                                       ====      ====     ====
Net cash provided by (used in) discontinued operations:
        Operating activities ......................................................       -         2       18
        Investing activities ......................................................       -       (26)     (38)
        Financing activities ......................................................       -        24       15
                                                                                       ----      ----     ----
        Net cash used in discontinued operations ..................................       -         -       (5)
                                                                                       ====      ====     ====

------------

  See the accompanying notes to consolidated financial statements.

1.  BASIS OF CONSOLIDATION AND PRESENTATION

    On October 22, 1999 (the "Effective Date"), Celanese AG ("Celanese" or "the Company"), formerly a subsidiary of Hoechst AG ("Hoechst"), was demerged from Hoechst and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhone-Poulenc S.A. to form Aventis S.A. ("Aventis"). In the demerger, Hoechst distributed all of the outstanding shares of Celanese's common stock to existing Hoechst shareholders at a rate of one share of Celanese's common stock for every ten shares of Hoechst common stock outstanding. Prior to the Effective Date, Celanese conducted the worldwide operations of Hoechst's basic chemicals, acetate, technical polymers and certain other industrial businesses (collectively, the "Businesses"). In connection with the demerger and pursuant to the Demerger Agreement between Celanese and Hoechst, Celanese assumed all of the assets and liabilities of the Businesses as well as certain contractual rights and obligations related to current and former businesses of Hoechst.

    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented. The historical consolidated results of operations, financial position, changes in equity and cash flows of the Businesses for periods prior to the Effective Date presented in the accompanying consolidated financial statements were prepared on a basis as if Celanese had been a separate legal entity during these periods. All transactions between and among Celanese's Businesses have been eliminated.

2.  SUMMARY OF ACCOUNTING POLICIES

    o REVENUE RECOGNITION

    Revenue is recognized when title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured, generally at the time of shipment of products.

    o CASH AND CASH EQUIVALENTS

    All highly liquid investments with original maturities of three months or less are considered cash equivalents.

    o INVESTMENTS IN MARKETABLE SECURITIES

    Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market values in the balance sheet as other assets. Unrealized gains or losses, net of the related tax effect on available-for-sale securities, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized.

    o FINANCIAL INSTRUMENTS

    As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables. Additionally, Celanese utilizes derivative instruments to reduce the exposure of its commodity prices and stock compensation expense.

    Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Realized gains and losses and unrealized losses on instruments not meeting the criteria for cash flow hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense currently.

    If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding. If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market and any unrealized gain or loss is recognized immediately.

    Foreign exchange contracts relating to foreign currency denominated accounts receivable or accounts payable are accounted for as fair value hedges. The gain or loss arising from these contracts is recognized in income or expense when the underlying hedged transaction affects earnings.

    Financial instruments which potentially subject Celanese to concentrations of credit risks are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers' financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

    Celanese's policy allows the purchase of up to 80% of its natural gas and butane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2001, Celanese had entered into natural gas forward and cash-settled swap contracts for slightly less than 50% of its natural gas requirements, generally for 3 to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses are included in the cost of the commodity upon settlement of the contract. The effective portion of unrealized gains and losses associated with the forward contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in Celanese's consolidated statement of operations.

    Celanese selectively utilizes call options to offset some of the exposure to stock based compensation plans. The options are designated as cash flow hedging instruments. Celanese excludes the time value from the assessment of hedge effectiveness. The change in the call option's time value is reported each period in interest expense on the consolidated statements of operations. The intrinsic value of the option contracts is deferred as a component of accumulated other comprehensive income (loss) until the compensation expense associated with the underlying hedged transactions is reported in Celanese's consolidated statement of operations.

    o INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or FIFO method and at certain locations, primarily in the U.S., the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead.

    The cost of stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

    o INVESTMENTS AND EQUITY IN NET EARNINGS OF AFFILIATES

    APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate joint ventures and certain other companies when an investor has "the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock." APB Opinion No. 18 considers an investor to have the ability to exercise significant influence when it owns 20% or more of the voting stock of an investee. Financial Accounting Standards Board ("FASB") Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, issued to clarify the criteria for applying the equity method of accounting to 50% or less owned companies, lists circumstances under which, despite 20% ownership, an investor may not be able to exercise significant influence. The excess of cost over underlying equity in net assets acquired is amortized over the anticipated life of the investment, not to exceed 20 years.

    Celanese assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. See "Impairment of long-lived assets" for explanation of methodology.

    o    LONG-LIVED ASSETS

    Long-lived assets include:

    PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis, generally over the following estimated useful lives of the assets:

         Land Improvements.......................................  20 years
         Buildings...............................................  30 years
         Buildings and Leasehold Improvements....................  10 years
         Machinery and Equipment.................................  10 years

    Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter.

    Repair costs that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

    Interest costs incurred during the construction period of assets are estimated using a weighted average percentage applied to the average value of constructed assets. The interest capitalized is amortized over the life of the asset.

    INTANGIBLE ASSETS - The excess of purchase price over fair value of net identifiable assets and liabilities acquired ("Goodwill") is amortized on a straight line basis over the expected periods to be benefited, not to exceed 20 years. Patents and trademarks are amortized on a straight-line basis over their estimated economic or legal lives, whichever is shorter. (See Note 12)

    In 1999, Celanese undertook a review of its accounting policies, which included goodwill lives. This process resulted in a review of the goodwill associated with the 1987 merger of Celanese and American Hoechst, which was originally assigned a 40 year life, of which 27 years remained. Based upon its review of the business operations associated with this goodwill, Celanese management concluded that the remaining life was 20 years. Therefore, as of the Effective Date, Celanese began amortizing the remaining goodwill over 20 years. This change in the amortization period resulted in an increase of approximately E9 million of amortization expense on an annual basis.

    IMPAIRMENT OF LONG-LIVED ASSETS - Celanese assesses the recoverability of the carrying value of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of long-lived assets to be disposed of is determined in a similar manner, except that fair value is reduced for disposal costs.

    o  INCOME TAXES

    The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates, and tax laws, in the respective tax jurisdiction then in effect.

    o  ENVIRONMENTAL LIABILITIES

    Celanese manufactures and sells a highly diversified line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that the event of loss is probable and reasonably estimable. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using available information. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. (See Note 25)

    o  MINORITY INTERESTS

    Minority interests in the equity and results of operations of the entities controlled by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 2001 are as follows:

                                                                       OWNERSHIP
                                                                      PERCENTAGE
                                                                      ----------
           InfraServ GmbH & Co. Oberhausen KG.......................     84%
           Synthesegasanlage Ruhr GmbH..............................     50%


    Celanese has a 60 percent voting interest and the right to appoint a majority of the management board of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidates this entity in its consolidated financial statements.

    o  RESEARCH AND DEVELOPMENT

    The costs of research and development are charged as an expense in the period in which they are incurred.

    o  FUNCTIONAL CURRENCIES

    For most of Celanese's international operations where the functional currency is other than the euro, assets and liabilities are generally translated using period-end exchange rates, while the statement of operations is translated using the average exchange rates for the respective year. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of accumulated other comprehensive income (loss).

    o  EARNINGS PER SHARE

    Basic and diluted earnings (loss) per share is based on the net earnings
(loss) divided by the weighted average number of common shares outstanding during the period. At December 31, 2001, Celanese did not have any dilutive common stock equivalents. On the Effective Date, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders, which are deemed to be outstanding for all periods in 1999 prior to the Effective Date. (See Note 20)

    o  STOCK-BASED COMPENSATION

    Celanese applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-based Compensation, which allows entities to continue to apply the intrinsic value provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net earnings disclosures for employee stock based compensation grants as if the fair value based method defined in SFAS No. 123 had been applied. Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese's common stock on the Frankfurt Stock Exchange at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 21)

    o  ESTIMATES AND ASSUMPTIONS

    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allocated balances and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. Actual results could differ from those estimates.

    o  PRESENTATION

    Certain amounts in prior years have been reclassified to conform to the current year presentation.

    o  NEW ACCOUNTING PRONOUNCEMENTS

    In June 2001, the FASB issued SFAS No. 141, Business Combinations. Under this new standard, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. Celanese does not believe this statement will have a material effect on its consolidated financial statements.

    In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The statement provides that goodwill and some intangibles will no longer be amortized on a recurring basis. Goodwill and intangible assets with an indefinite life will be subject to an initial impairment test within six months of adoption of SFAS No. 142 and annually thereafter. The statement also requires disclosure of certain information about goodwill and other intangible assets subsequent to their acquisition. As of December 31, 2001, Celanese had unamortized goodwill of E1,167 million that is subject to the transition provision of SFAS No. 142. Amortization expense related to the goodwill was E85 million and E84 million for the years ended December 31, 2001 and 2000, respectively. Celanese is evaluating the impact of adopting this statement.

    In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligations will be capitalized as part of the carrying amount of the long-lived asset. The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement is effective on January 1, 2003, with earlier adoption permitted. Celanese is evaluating the impact of adopting this statement.

    In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The statement is effective January 1, 2002, with earlier adoption encouraged. Celanese does not believe this statement will have a material effect on its consolidated financial statements.

3.  ACCOUNTING CHANGES

    Celanese adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, and accordingly applied the standards of the statements prospectively. These statements standardized the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statements of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

    Upon adoption, Celanese recorded a net transition adjustment gain of E8 million, net of related income tax of E4 million, in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of these statements resulted in Celanese recognizing E14 million of derivative instrument assets and E2 million of derivative liabilities. The affect of the ineffective portion of the derivatives on the consolidated statement of operations was not material.

4.  SUPPLEMENTAL CASH FLOW INFORMATION


                                                                                          2001    2000     1999
                                                                                         ------- -------  -------
                                                                                              (IN E MILLIONS)
                                                                                         ------------------------
Cash paid during the year for:
        Taxes, net of refunds....................................................          (49)    (12)     140
        Interest, net of amounts capitalized.....................................           50      41      113
Noncash investing and financing activities:
        Contribution by Hoechst of net receivables to Celanese  (See Note 5).....            -       -       97
        Fair value adjustment to securities available-for-sale, net of tax.......           (4)      7      (11)

5.  TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES

    Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has investments accounted for under the cost or equity method of accounting are considered Affiliates; any transactions or balances with such companies are considered affiliate transactions. Additionally, transactions and balances with Hoechst prior to the Effective Date are also considered related party transactions and, for purposes of this disclosure, are included with Affiliates. Transactions and balances with Hoechst after the Effective Date are considered third-party transactions. The following tables represent Celanese's transactions with affiliated companies, as defined above, for the periods presented.

                                                                                         2001     2000     1999
                                                                                        ------- --------  -------
                                                                                             (IN E MILLIONS)
                                                                                        -------------------------
STATEMENT OF OPERATIONS TRANSACTIONS
     Purchases from Affiliates(1)................................................           76      110       98
     Sales to Affiliates(1)......................................................           41       68      128
     Interest income from Affiliates.............................................            3        3       22
     Interest expense paid to Affiliates.........................................           13       15        5

EQUITY TRANSACTIONS
     Contribution of net receivables to Celanese(2) (5)..........................            -        -       97
     Transfer of certain other activities from Celanese to Hoechst(3)............            -        -      (50)
                                                                                          ----     ----      ---

         Net activity with Hoechst...............................................            -        -       47
                                                                                          ====     ====      ===

                                                                                         2001     2000
                                                                                        ------- --------
BALANCE SHEET TRANSACTIONS                                                               (IN E MILLIONS)
                                                                                        ----------------
     Trade and other receivables from Affiliates.................................           10       23
     Current notes receivable (including interest) from Affiliates...............           11       11
     Long-term notes receivable from Affiliates..................................            9       25
                                                                                          ----     ----

                 Total receivables from Affiliates...............................           30       59

     Accounts payable and other liabilities due Affiliates.......................           36       57
     Accrued interest payable due Affiliates.....................................            1        -
     Short-term borrowings from Affiliates(4)....................................          240      283
                                                                                          ----     ----

                 Total due Affiliates............................................          277      340
                                                                                          ====     ====

         Net payables with Affiliates............................................         (247)    (281)
                                                                                          ====     ====

(1) PURCHASES/SALES FROM/TO AFFILIATES

    Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods. Purchases from Hoechst in 1999, prior to the Effective Date, amounted to E17 million. Sales to Hoechst in 1999, prior to the Effective Date, were E45 million.

(2) CONTRIBUTION OF NET RECEIVABLES TO CELANESE

    Hoechst contributed to Celanese net receivables totaling E97 million during 1999, E81 million of which related to reimbursement for the sorbates litigation, while the remaining related to reimbursements for demerger costs and certain taxes.

(3) TRANSFER OF CERTAIN OTHER ACTIVITIES FROM CELANESE TO HOECHST

    In 1999, prior to the demerger, Celanese incurred E50 million in charges associated with non-Celanese activities, which were treated as a capital distribution to Hoechst.

(4) SHORT TERM BORROWINGS FROM AFFILIATES (SEE NOTE 15)

    The 2001 and 2000 balances reflect Celanese's short-term borrowings from Affiliates, which are based on current market conditions.

(5) DEMERGER AGREEMENT

    In connection with the demerger, Celanese and Hoechst executed and delivered the Demerger Agreement. The Demerger Agreement, among other things, provided for the following:

    Demerger Costs
    --------------

    Demerger costs were shared equally between Celanese and Hoechst. Costs of E28 million were recorded in 1999 as a component of special charges in the consolidated statement of operations.

    Antitrust Actions Related to Sorbates Industry
    ----------------------------------------------

    Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur for the anti-trust actions related to the sorbates industry. (See Note 24)

    Environmental Liabilities
    -------------------------

    As part of the Demerger Agreement, Celanese has agreed to indemnify Hoechst for the first E250 million of future environmental remediation liabilities arising from certain previously divested Hoechst entities. If these future environmental liabilities exceed E250 million, Hoechst will bear the excess up to an additional E500 million. Thereafter, Celanese will bear one third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Celanese made payments through December 31, 2001 of E20 million and has reserves of E111 million at December 31, 2001, related to these potential liabilities.

OTHER MATTERS

    CONSOLIDATION OF CELANESE PROCUREMENT OLEFIN

    CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main ("CPO"), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese as well as third parties. CPO enters into sale and purchase agreements for raw materials on a commission basis. Accordingly, the commissions earned on these sales are classified as selling, general and administrative expense. These commissions amounted to E15 million, E10 million and E4 million in 2001, 2000 and 1999, respectively. The raw material sales volume commissioned by CPO for Celanese and third parties amounted to E719 million, E808 million, and E482 million in 2001, 2000 and 1999, respectively.

    EXEMPTIONS

    Celanese AG, Kronberg im Taunus, prepares consolidated financial statements according to article 290 HGB, that will be filed with the Commercial Register of the Koenigstein im Taunus district court and will be published pursuant to the German legal regulations in the Federal Gazette (Bundesanzeiger).

    CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main, (CPO) is included in the consolidated financial statements of Celanese AG. Accordingly, the exemption of article 264b HGB has been applied to CPO.

    Ticona GmbH, Kelsterbach, is included in the consolidated financial statements of Celanese AG. Accordingly, the exemption of article 264 III HGB has been applied to Ticona GmbH.

6.  ACQUISITIONS AND DIVESTITURES

    CELANESE COMPLETED THE FOLLOWING ACQUISITIONS OF BUSINESSES DURING 2000 AND 1999:

    o In May 2000, Celanese acquired 100% of Axiva GmbH, a process technology and engineering business, from Aventis for a purchase price of E38 million. Pursuant to the purchase agreement, Aventis, under certain conditions, shares in the funding of the Fuel Cell project or the research and development project focusing on polyunsaturated fatty acids, and is entitled to additional consideration in the event Celanese commercializes these projects. The acquisition was accounted for using the purchase method and accordingly, the results of operations from the date of acquisition through December 31, 2000 are included in the accompanying consolidated financial statements. In October 2000, Celanese sold 75% of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity, which was renamed to Celanese Ventures GmbH. Celanese received gross proceeds of E10 million on the sale. There was no material effect on the consolidated statement of operations in 2000. (See Note
         10)

    o In September 2000, Celanese completed the acquisition of the polyvinyl alcohol ("PVOH") business of Air Products and Chemicals, Inc. for U.S. $326 million (E359 million). As a result of this transaction, Celanese recorded goodwill of U.S. $52 million (E56 million), which is being amortized over 20 years. Celanese completed the purchase price allocation in June 2001, and as a result reduced its original goodwill by E4 million.

    o In the third quarter of 1999, Celanese acquired all the outstanding shares of Celanese Canada, Inc. not previously owned by Celanese. Celanese paid CAD 486 million (E303 million) for this 44 percent minority interest, resulting in goodwill of E154 million being recorded.

    o In December 1999, Technical Polymers Ticona ("Ticona"), the engineering polymers business of Celanese, acquired a 50 percent ownership in Korea Engineering Plastics Company Ltd. (KEP), for approximately 110 billion Korean Won (E94 million). Celanese's interest in KEP is accounted for under the equity method. (See Note 10)

    CELANESE COMPLETED THE FOLLOWING DIVESTITURES DURING 2001:

    o In January 2001, Celanese sold its investment in Infraserv GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH. (See Note 10)

    o In January 2001, Celanese sold its CelActiv(TM) and Hoecat(R) catalyst business to Synetix.

    o In April 2001, Celanese sold NADIR filtration GmbH, formerly Celgard GmbH, to KCS Industrie Holding AG. This divestiture was classified as a discontinued operation.

    o In June 2001, Celanese sold its ownership interest in Hoechst Service Gastronomie GmbH to Eurest Deutschland GmbH and Infraserv GmbH & Co. Hoechst KG.

    o In October 2001, Celanese sold its ownership interest in Covion Organic Semiconducters GmbH, a developer and producer of light-emitting organic polymers, to Avecia, its joint venture partner in Covion Organic Semiconductors GmbH.

    Celanese received gross proceeds of E13 million in 2001 and recorded a gain of E6 million in interest and other income, a gain of E2 million, net of taxes, in gain on disposal of discontinued operations and a gain of E1 million in gain on disposition of assets related to the sale of these businesses. Celanese recorded an additional gain in 2001 of E7 million, net of taxes, in gain on disposal of discontinued operations related to a business divested in 2000.

    CELANESE COMPLETED THE FOLLOWING DIVESTITURES DURING 2000, ALL OF WHICH WERE CLASSIFIED AS DISCONTINUED OPERATIONS IN THE ACCOMPANYING CONSOLIDATED STATEMENT OF OPERATIONS:

    o In January 2000, Celanese sold its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group's management. The loss was recognized at December 31, 1999.

    o In July 2000, Celanese sold its 50 percent interest in Vinnolit Kunststoff GmbH, its joint venture with Wacker Chemie GmbH, and its 100 percent interest in Vintron GmbH, both European producers of high performance polyvinyl chloride or PVC products, to institutional funds managed by Advent International Corporation ("Advent"). Pursuant to the sale agreement, the buyer had been granted limited rescission rights which expired on December 15, 2001. Celanese has reflected this transaction as a component of discontinued operations in the consolidated statement of operations.

    Celanese received gross proceeds of E35 million and recorded a gain in 2000 of E9 million, net of taxes, in gain on disposal of discontinued operations and earnings of E3 million, net of taxes, in earnings from operations of discontinued operations relating to these discontinued operations. In 1999, Celanese recorded a loss of E151 million, net of taxes, in gain on disposal of discontinued operations and a gain of E2 million, net of taxes, in earnings from operations of discontinued operations relating to these discontinued operations. An additional loss of E9 million, net of taxes, relating to discontinued operations either sold in 1999 or anticipated to be sold, was recorded in 2000.

    CELANESE COMPLETED THE FOLLOWING DIVESTITURES DURING 1999:

    o In September 1999, Celanese sold its approximate 52 percent interest in Copley Pharmaceuticals Inc. to Teva Pharmaceutical Industries, Ltd.

    o In December 1999, Celanese sold the following businesses and investments:

         o its polyester fiber and bottle resin business in Millhaven, Ontario, Canada, to Arteva BV, doing business as KoSa.

         o its ethylene oxide / ethylene glycol business to Old World Industries, Inc.

         o its U.S. and Japanese separation products businesses, Celgard, to Daramic Inc., a wholly-owned subsidiary of Polypore Inc.

         o its 46 percent holding in the fluoropolymer manufacturer Dyneon to 3M.

         o its 50 percent share in the polypropylene joint venture Targor to BASF AG.

    Celanese received gross proceeds of E1,001 million from the sale of these discontinued operations, which led to a net cash inflow of E913 million in 1999. Celanese recognized a gain of E452 million, net of taxes, in gain on disposal of discontinued operations in the consolidated statement of operations in 1999. Celanese recorded earnings of E14 million, net of taxes, in earnings from operations of discontinued operations relating to these divested businesses in 1999.

    During 1999, Celanese shut down its bulk active pharmaceutical business line, which supplied pharmaceutical raw materials to Pharmacyclics, Inc.

7.  SECURITIES AVAILABLE FOR SALE

    At December 31, 2001 and 2000, Celanese had E142 million and E186 million, respectively, of marketable securities available for sale, which were included as a component of other assets. These securities are held by Celanese's captive insurance companies. There was a net realized gain of E5 million in 2001 and a net realized loss of E1 million in 2000. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at December 31, 2001 and 2000, were as follows:


                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                               COST         GAIN         LOSS        VALUE
                                            ----------- ------------ ------------ -----------
                                                            (IN E MILLIONS)
                                            -------------------------------------------------
AT DECEMBER 31, 2001
Debt Securities
    U.S. Government .....................          21           -            -           21
    U.S. municipal ......................           2           -            -            2
    Other government ....................           -           -            -            -
    U.S. corporate ......................          96           -            -           96
                                                 ----        ----         ----         ----
               Total debt securities.....         119           -            -          119
Bank certificates of deposit ............           3           -            -            3
Equity securities .......................          10           -           (1)           9
Mortgage-backed securities ..............          11           -            -           11
                                                 ----        ----         ----         ----
                                                  143           -           (1)         142
                                                 ====        ====         ====         ====
AT DECEMBER 31, 2000
Debt Securities
    U.S. Government .....................          31           1            -           32
    U.S. municipal ......................           2           -            -            2
    Other government ....................           3           -            -            3
    U.S. corporate ......................         118           1            -          119
                                                 ----        ----         ----         ----
               Total debt securities.....         154           2            -          156
Bank certificates of deposit ............           2           -            -            2
Equity securities .......................           7           -            -            7
Mortgage-backed securities ..............          21           -            -           21
                                                 ----        ----         ----         ----
                                                  184           2            -          186
                                                 ====        ====         ====         ====



    Fixed maturities at December 31, 2001 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.


                                                                                  AMORTIZED       FAIR
                                                                                    COST          VALUE
                                                                                  -----------  -----------
                                                                                       (IN E MILLIONS)
                                                                                  ------------------------

Within one year ..............................................................       19           19
From one to five years .......................................................       51           51
From six to ten years ........................................................       45           45
Greater than ten years .......................................................       18           18
                                                                                    ---          ---
                                                                                    133          133
                                                                                    ===         ====

8.  RECEIVABLES, NET


                                                                                    2001      2000
                                                                                  --------  --------
                                                                                    (IN E MILLIONS)
                                                                                  ------------------
Trade ......................................................................         720        969
Reinsurance receivables ....................................................         263        352
Receivables from Affiliates ................................................          21         34
Other ......................................................................         238        328
                                                                                  ------     ------
     Subtotal ..............................................................       1,242      1,683
Allowance for doubtful accounts ............................................         (26)       (24)
                                                                                  ------     ------
     Net receivables .......................................................       1,216      1,659
                                                                                  ======     ======

    As of December 31, 2001 and 2000, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

9.  INVENTORIES


                                                                                     2001      2000
                                                                                    -------   ------
                                                                                    (IN E MILLIONS)
                                                                                    ----------------
Finished goods .................................................................     555        644
Work-in-process ................................................................      22         27
Raw materials and supplies .....................................................      74         80
                                                                                    ----       ----
     Subtotal ..................................................................     651        751
LIFO reserve ...................................................................     (12)       (32)
                                                                                    ----       ----
                  Total inventories ............................................     639        719
                                                                                    ====       ====

    At December 31, 2001 and 2000, E263 million and E304 million, respectively, of total inventories were valued by the LIFO method. During 2001, inventory usage resulted in the liquidation of LIFO inventory quantities, which had the effect of reducing cost of sales by E43 million in 2001.

10. INVESTMENTS

    Celanese accounts for the following Affiliates under the equity method:


                                                                                        PERCENT
Affiliate                                                                              OWNERSHIP
------------                                                                          ------------
Clear Lake Methanol Co., LLC .................................................            50.0%
Fortron Industries ...........................................................            50.0%
Korea Engineering Plastics Co., Ltd. .........................................            50.0%
Polyplastics Co., Ltd. .......................................................            45.0%
InfraServ GmbH & Co. Gendorf KG ..............................................            39.0%
InfraServ GmbH & Co. Hoechst KG ..............................................            31.2%
InfraServ GmbH & Co. Knapsack KG .............................................            27.9%
Siemens Axiva GmbH ...........................................................            25.0%
Sherbrooke Capital Health and Wellness, L.P. .................................             9.9%


                                                                                       2001      2000
                                                                                    --------- ----------
                                                                                       (IN E MILLIONS)
                                                                                    --------------------

Affiliates totals:
     Net sales ..................................................................    1,797     1,924
     Net earnings ...............................................................       49        66
Celanese's share:
     Net earnings ...............................................................       13        19
     Dividends ..................................................................       21        13

Total assets ....................................................................    2,374     2,382
Total liabilities ...............................................................    1,121     1,057
Interests of others .............................................................      764       801
                                                                                    ------    ------
     Celanese's equity ..........................................................      489       524
Write-down of investment ........................................................      (21)      (15)
Excess of cost over underlying equity in net assets acquired ....................       98       104
                                                                                    ------    ------
     Celanese's investment ......................................................      566       613
                                                                                    ======    ======


                                                                                   ACQUISITION   WRITE     NET BOOK
                                                                                      COST       DOWNS      VALUE
                                                                                  ------------- -------  ----------
                                                                                            (IN E MILLIONS)
                                                                                  ---------------------------------

January 1, 2001 .................................................................     628         (15)       613
     Additions ..................................................................       -          (6)        (6)
     Disposals ..................................................................      (8)          -         (8)
     Exchange rate changes ......................................................     (25)          -        (25)
     Celanese's share of equity method investee earnings ........................      (8)          -         (8)
                                                                                      ----        ----       ----
December 31, 2001 ...............................................................     587         (21)       566
                                                                                      ====        ====       ====

    In January 2001, Celanese sold its investment in Infraserv GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH. (See Note 6)

    During the third quarter of 2001, continuing overcapacity in the methanol industry resulted in Celanese and its venture partner idling its methanol unit, operated by the Clear Lake Methanol Joint Venture ("CLMV"). This indicated that an other than temporary decline in the value in Celanese's investment in CLMV had occurred, resulting in Celanese writing down its remaining investment in CLMV of E6 million. In 1999, Celanese recognized an impairment charge of E15 million on this investment.

    In April 2000, Celanese purchased 14.2 percent of Sherbrooke Capital Health and Wellness Limited Partnership, a partnership which supports the development of the food ingredients industry. Celanese, as an equity partner, has participation rights, therefore this investment is accounted for under the equity method of accounting. Due to additional capital contributions by a third party to the partnership during the first quarter of 2001, Celanese's ownership percentage decreased to 9.9 percent.

    During the second quarter of 2000, Celanese increased its investment in InfraServ GmbH & Co. Hoechst KG from 27.2 percent to 31.2 percent in connection with the acquisition of Axiva GmbH. (See Note 6)

    In October 2000, Celanese sold 75 percent of the process technology and engineering business of Axiva GmbH to Siemens Axiva GmbH. The remaining 25 percent is accounted for as an equity investment in Siemens Axiva GmbH at December 31, 2000. (See Note 6)

11. PROPERTY, PLANT AND EQUIPMENT


                                                                   BUILDING,
                                                                   BUILDING
                                                       LAND      IMPROVEMENTS
                                                     AND LAND   AND LEASEHOLD   MACHINERY AND CONSTRUCTION IN  CAPITALIZED
                                                   IMPROVEMENTS  IMPROVEMENTS    EQUIPMENT       PROGRESS       INTEREST    TOTAL
                                                  ------------- -------------- -------------- ---------------- ----------- -------
                                                                                    (IN E MILLIONS)
                                                  --------------------------------------------------------------------------------

Net book value at December 31, 2000 ............       114           250            1,571           169              65      2,169
                                                    ======        ======           ======        ======          ======     ======

ACQUISITION OR CONSTRUCTION COST
    January 1, 2001 ............................       191           636            5,551           169             168      6,715
        Additions ..............................         -             3               26           198               4        231
        Disposals ..............................        (4)          (11)            (208)           (1)             (2)      (226)
        Transfers ..............................         -            20              155          (175)              -          -
        Exchange rate changes ..................        10            26              217             8              10        271
                                                    ------        ------           ------        ------          ------     ------
    December 31, 2001 ..........................       197           674            5,741           199             180      6,991
                                                    ------        ------           ------        ------          ------     ------

ACCUMULATED DEPRECIATION
    January 1, 2001 ............................       (77)         (386)          (3,980)            -            (103)    (4,546)
        Additions ..............................        (6)          (31)            (408)            -             (10)      (455)
        Disposals ..............................         1             9              204             -               1        215
        Exchange rate changes ..................        (5)          (13)            (145)            -              (6)      (169)
                                                    ------        ------           ------        ------          ------     ------
    December 31, 2001 ..........................       (87)         (421)          (4,329)            -            (118)    (4,955)
                                                    ------        ------           ------        ------          ------     ------

Net book value at December 31, 2001 ............       110           253            1,412           199              62      2,036
                                                    ======        ======           ======        ======          ======     ======


    The total investment in property, plant and equipment was E231 million and E235 million in 2001 and 2000, respectively. Depreciation totaled E331 million and E302 million in 2001 and 2000, respectively. Write-downs due to asset impairments amounting to E124 million and E3 million were recorded to special charges in 2001 and 2000, respectively. The asset impairment write-downs are included in additions to depreciation.

    Assets under capital leases, net of accumulated amortization, amounted to E11 million and E13 million in 2001 and 2000, respectively.

    Interest costs capitalized were E4 million, E13 million and E13 million in 2001, 2000 and 1999, respectively.

12. INTANGIBLE ASSETS


                                                                  PATENTS, LICENSES,
                                                                    TRADEMARKS AND
                                                                        SIMILAR
                                                                         RIGHTS            GOODWILL       TOTAL
                                                                  --------------------  -------------- ----------
                                                                                  (IN O MILLIONS)
                                                                  -----------------------------------------------


Net book value at December 31, 2000 .........................                 4             1,453        1,457
                                                                         ======            ======       ======

ACQUISITION COST
January 1, 2001 .............................................                19             2,020        2,039
           Additions ........................................                 2                 -            2
           Disposals ........................................                (1)                -           (1)
           Exchange rate changes ............................                 1               100          101
           Acquisitions and divestitures ....................                 1                (4)          (3)
                                                                         ------            ------       ------
December 31, 2001 ...........................................                22             2,116        2,138
                                                                         ------            ------       ------

ACCUMULATED AMORTIZATION
January 1, 2001 .............................................               (15)             (567)        (582)
           Additions ........................................                (3)             (347)        (350)
           Disposals ........................................                 1                 -            1
           Exchange rate changes ............................                (1)              (35)         (36)
           Acquisitions and divestitures ....................                 -                 -            -
                                                                         ------            ------       ------
December 31, 2001 ...........................................               (18)             (949)        (967)
                                                                         ------            ------       ------

Net book value at December 31, 2001 .........................                 4             1,167        1,171
                                                                         ======            ======       ======

    Intangible assets arising from acquisitions of companies are included in acquisitions and divestitures, whereas intangible assets acquired as individual assets are included in additions.

    In 2001, special charges of E262 million were recorded for the impairment of goodwill due to the deterioration in the outlook of the acrylates and oxo business lines and certain products in the specialties business line. Management of Celanese determined that the future undiscounted cash flows associated with portions of the assets of the underlying businesses were insufficient to recover their carrying value. Accordingly, such assets were written down to fair value, which was determined on the basis of discounted cash flows. These write-downs are included in additions to amortization.

13. INCOME TAXES

    Celanese is headquartered in Germany. Germany has both a corporate tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate tax purposes. The German corporate tax rate is 25 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax payable, the effective corporate income tax rate in Germany is 26.38 percent.

    Deferred taxes for the German companies are being provided at a 40 percent rate, which represents a combined German federal corporate tax rate and the trade income tax. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

    Prior to January 1, 2001 and the enactment of the German Tax Reduction Law, German federal corporate tax law provided for a split tax rate to determine German federal corporate income tax. Undistributed corporate income was initially subject to a German federal corporate tax of 40 percent in fiscal years 2000 and 1999, respectively, plus a solidarity surcharge of 5.5 percent on the corporate tax payable. Including the surcharge, the German corporate tax rate was 42 percent in both years. With respect to any distributed income in fiscal years 2000 and 1999, the corporate income tax rate for those earnings was adjusted down from 42 percent to 32 percent after the solidarity surcharge levy.


                                                                                  2001    2000     1999
                                                                                 ------- -------  -------
                                                                                     (IN E MILLIONS)
                                                                                 ------------------------

Earnings (loss) before income tax, minority interests, discontinued operations and extraordinary expense:
        Germany ..............................................................    133     171    (216)
        U.S. .................................................................   (769)   (146)   (290)
        Other ................................................................    104     114     (86)
                                                                                 ----    ----    ----
        Total ................................................................   (532)    139    (592)
                                                                                 ====    ====    ====

Provision (benefit) for income taxes:
        Current: .............................................................
            Germany ..........................................................     43      52       3
            U.S. .............................................................     67    (170)    (17)
            Other ............................................................     23      50      36
                                                                                 ----    ----    ----
        Total current ........................................................    133     (68)     22
                                                                                 ----    ----    ----

        Deferred:
            Germany ..........................................................    (46)     13     (50)
            U.S ..............................................................   (207)    133     (41)
            Other ............................................................    (18)      6     (14)
                                                                                 ----    ----    ----
        Total deferred .......................................................   (271)    152    (105)
                                                                                 ----    ----    ----

        Income tax (benefit) provision .......................................   (138)     84     (83)
                                                                                 ====    ====     ====

Effective income tax rate reconciliation:

        A reconciliation of income tax (benefit) provision for the years ended
        December 31, 2001, 2000 and 1999 determined by using the applicable statutory rate of 40% for 2001 and 45% for both 2000 and 1999 follows:

        Income tax (benefit) provision computed at statutory tax rates .......   (213)     63    (266)
            Increase (decrease) in taxes resulting from:
                 Change in valuation allowance ...............................    (65)    (65)     83
                 Equity income ...............................................     (3)     (5)     (5)
                 Non-deductible amortization and impairment ..................    120      24      15
                 Investments .................................................      -      (5)      1
                 Import/export activities ....................................      -       1       5
                 Additional U.S. tax provision ...............................      -       -      10
                 U.S. foreign tax credit/Subpart F income ....................     13      15      (6)
                 U.S. tax rate differentials .................................     39      14      29
                 Other foreign tax rate differentials ........................    (44)    (14)     37
                 Valuation adjustments in subsidiaries .......................      -      64       -
                 Enacted changes in tax rates ................................      -      (4)      -
                 Other .......................................................     15      (4)     14
                                                                                 ----    ----    ----
                 Income tax (benefit) provision ..............................   (138)     84     (83)
                                                                                 ====    ====    ====

    In 2001, Celanese recognized an income tax benefit of E138 million as compared to a provision of E84 million in 2000. The effective tax rate was 26 percent in 2001 as compared to 60 percent in 2000. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany (E46 million), the utilization of certain net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

    In 2000, Celanese recognized an income tax provision of E84 million as compared to a benefit of E83 million in 1999. The effective tax rate was 60 percent as compared to 14 percent in 1999. The effective tax rate in 2000 was affected by tax provisions for valuation adjustments recognized in 2000 related to prior year tax events (E64 million) and the utilization of net operating loss carryforwards in Germany, partially offset by non-deductible goodwill amortization. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

    The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:


                                                                            2001      2000
                                                                          ---------  -------
                                                                            (IN E MILLIONS)
                                                                          ------------------

Postretirement obligations ..........................................      368           231
Accrued expenses ....................................................      160           148
Net operating loss carryforwards ....................................      384           264
Investments .........................................................       28             4
Other ...............................................................       81            37
                                                                        ------        ------
        Subtotal ....................................................    1,021           684

Valuation allowance .................................................     (199)         (260)
                                                                        ------        ------

        Deferred tax assets .........................................      822           424
                                                                        ------        ------

Depreciation ........................................................      192           234
Interest ............................................................       11             8
Inventory ...........................................................       27            33
Other ...............................................................        8             5
                                                                        ------        ------

        Deferred tax liabilities ....................................      238           280
                                                                        ------        ------

                Net deferred tax assets .............................      584           144
                                                                        ======        ======

    A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily for U.S. state and capital loss carryforwards, German trade income tax loss carryforwards and Mexico net operating loss carryforwards, which may not be realizable. Based on Celanese's historical and current pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining net deferred tax assets existing at December 31, 2001 and 2000.

    At December 31, 2001, Celanese has net operating loss carryforwards of approximately E779 million, primarily in the United States, Germany and Mexico with varying expiration dates. In addition, Celanese has capital loss carryforwards of E228 million in the United States, which will expire in 2004.

    Provision has not been made for income taxes or foreign withholding taxes on any cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                                                      2001      2000
                                                                                    --------  --------
                                                                                      (IN E MILLIONS)
                                                                                    ------------------
Accounts payable trade ...........................................................     617     629
Accrued salaries and benefits ....................................................     183     187
Accrued environmental ............................................................      47      63
Accrued restructuring ............................................................     138      79
Insurance loss reserves ..........................................................     203     198
Accrued legal ....................................................................      55      53
Accounts payables to Affiliates ..................................................      36      57
Other ............................................................................     223     253
                                                                                     -----   -----
                  Total accounts payable and accrued liabilities..................   1,502   1,519
                                                                                     =====   =====

15. DEBT

SHORT-TERM BORROWINGS AND CURRENT INSTALLMENTS OF LONG-TERM DEBT


                                                                                                         WEIGHTED
                                                                                                         AVERAGE
                                                                                         AT              INTEREST
                                                                                      DECEMBER 31,        RATES
                                                                                    ---------------   ---------------
                                                                                     2001     2000      2001    2000
                                                                                    -------  ------   ---------------
                                                                                    (IN E MILLIONS)
                                                                                    ---------------   ---------------

Current installments of long-term debt ...........................................     8       23       5.7%    1.0%
Commercial paper .................................................................    --       20       4.3%    6.4%
Bank loans .......................................................................    19       88       4.3%    7.3%
Short-term borrowings from Affiliates ............................................   240      283       3.5%    4.8%
                                                                                     ---      ---
                Total short-term borrowings and current installments of
                 long-term debt...................................................   267      414
                                                                                     ===      ===

    Celanese has a U.S. $700 million (E794 million) commercial paper program at December 31, 2001. Celanese maintains committed revolving credit lines and term loans with several banks aggregating E1,656 million at December 31, 2001; the aggregate unused part thereof amounts to E1,343 million, of which U.S. $335 million (E380 million) were used as credit backup for Celanese's commercial paper program.

    Celanese had outstanding letters of credit amounting to E110 million at December 31, 2001 and E171 million at December 31, 2000.

    Short-term borrowings and current installments of long-term debt are principally denominated in U.S. dollars and euro. The weighted average interest rate in 2000 for current installments of long-term debt excludes the impact of a supplemental redemption amount paid at the maturity of a note. An interest rate swap was designated to this note, including the supplemental redemption amount, and resulted in a fixed interest rate of 6.7 percent. This note was included in the other line of long-term debt. (See Note 23)

LONG-TERM DEBT


                                                                                                            AT
                                                                                                       December 31,
                                                                                                     -----------------
                                                                                                      2001      2000
                                                                                                     -------  --------
                                                                                                       (IN E MILLIONS)
                                                                                                     -----------------
Term notes:
        6.125% notes, due 2004 ......................................................................    28    27
        7.125% medium-term notes, due 2009 ..........................................................    16    15
Variable rate loans with interest rates as of December 31, 2000, or the debt maturity date if paid off in 2001, adjusted periodically:
        Due in 2003 .................................................................................     -    54
        Due in 2003, interest rate of 2.01% .........................................................   113   107
        Due in 2005, interest rate of 2.28% .........................................................   199   188
        Due in 2005 .................................................................................     -    54
        Due in 2005 .................................................................................     -    54
Pollution control and industrial revenue bonds, interest rates ranging from 5.2% to 9.0%, due
   at various dates through 2026 ....................................................................   248   235
Obligations under capital leases, due at various dates through 2012..................................    17    19
Other ...............................................................................................     -    21
                                                                                                        ---   ---
         Subtotal ...................................................................................   621   774
             Less: Current installments of long-term debt ...........................................     8    23
                                                                                                        ---   ---
                Total long-term debt ................................................................   613   751
                                                                                                        ===   ===

    Substantially all of the above long-term borrowings are denominated in U.S. dollars. Certain loan agreements, entered into by Celanese subsidiaries, include equity ratio and other covenants that limit their ability to enter into certain transactions. As of December 31, 2001, Celanese was in compliance with all debt covenants.

    Due to majority ownership clauses in the third party debt instruments, certain instruments had to be terminated by Celanese in connection with the demerger. Accordingly, Celanese incurred early termination costs of E15 million, net of E10 million in taxes, which are included as an extraordinary item in 1999 in the accompanying consolidated statement of operations.

    The maturities in 2002 and thereafter are as follows:


                                                                                       TOTAL
                                                                                 -----------------
                                                                                   (IN E MILLIONS)
                                                                                 -----------------

2002.........................................................................          267
2003.........................................................................          120
2004.........................................................................           48
2005.........................................................................          201
2006.........................................................................            2
Thereafter...................................................................          242
                                                                                       ---
         Total ..............................................................          880
                                                                                       ===

    Celanese recorded interest expense of E81 million, E75 million and E111 million in 2001, 2000 and 1999, respectively, of which E69 million, E65 million and E104 million, respectively, related to borrowings noted above. The remaining portion related to the interest component of discounted environmental liabilities, financial instruments and other liabilities.

16. OTHER LIABILITIES

                                                                                            2001       2000
                                                                                          --------   --------
                                                                                            (IN E MILLIONS)
                                                                                          -------------------

Pension and postretirement medical and life obligations (See Note 19)....................   1,159     828
Environmental liabilities (See Note 25) .................................................     294     356
Insurance liabilities ...................................................................     214     299
Other ...................................................................................     266     274
                                                                                            -----   -----
          Total other liabilities .......................................................   1,933   1,757
                                                                                            =====   =====

    Celanese was required to recognize an additional minimum liability for underfunded pension obligations of E411 million for 2001 as compared to E11 million for 2000. (See Note 19)

17. COST OF RAW MATERIALS AND SUPPLIES

    The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                                                               2001      2000      1999
                                                                                            --------- --------- ---------
                                                                                                   ( IN E MILLIONS)
                                                                                            -----------------------------

Cost of raw materials, supplies and merchandise...........................................    2,936     3,031     2,682
Cost of services purchased (primarily energy).............................................      609       496       348
                                                                                             ------    ------    ------
        Total cost of raw materials and supplies..........................................    3,545     3,527     3,030
                                                                                             ======    ======    ======

18. PERSONNEL EXPENSES

    The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:


                                                                                            2001     2000      1999
                                                                                          -------- --------  --------
                                                                                                 (IN E MILLIONS)
                                                                                          ---------------------------

Wages and salaries ......................................................................     767     777     814
Social security contributions ...........................................................      82      85      87
Other ...................................................................................      77     125     102
                                                                                            -----   -----   -----
     Personnel expenses excluding pensions and similar benefits and
        restructuring severance expenses ................................................     926     987   1,003
Pensions and similar benefits ...........................................................     125     127     122
                                                                                            -----   -----   -----
     Personnel expenses excluding restructuring severance expenses.......................   1,051   1,114   1,125
Restructuring severance expenses ........................................................     133      46     116
                                                                                            -----   -----   -----
         Total cost of personnel expenses ...............................................   1,184   1,160   1,241
                                                                                            =====   =====   =====

    The average number of employees in 2001 totaled 12,500. In 2000 the average number of employees was 14,000.

19. BENEFIT OBLIGATIONS

    PENSION OBLIGATIONS -- Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts have been established for some non-qualified plans.

    Defined benefit pension plans exist at certain locations in Europe and North America. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans are generally prepared annually.

    Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and Celanese may match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated E15 million in 2001 and E17 million in 2000.

    OTHER POSTRETIREMENT BENEFIT PLANS -- Certain retired employees receive postretirement medical benefits under plans established by Celanese. These plans can be modified or terminated at any time by Celanese. Nearly all Celanese employees in the U.S. are eligible to receive such benefits after reaching age 55 at termination, with a minimum of 10 years of service. Generally, the percentage of premium for plan coverage shared by Celanese and the employee is based upon years of service. Post-65 retirement medical coverage was eliminated for all employees under age 50 on January 1, 2001, and all employees hired or rehired after January 1, 2001.


                                                                                  PENSION BENEFITS      OTHER BENEFITS
                                                                                -------------------   -----------------
                                                                                  2001      2000       2001      2000
                                                                                ---------  --------   --------  -------
                                                                                              (IN E MILLIONS)
                                                                                ---------------------------------------

Change in benefit obligations
    Benefit obligations at beginning of year..................................     2,307     2,155       399       416
    Service cost .............................................................        36        34         3         4
    Interest cost ............................................................       181       175        31        31
    Participant contributions ................................................         1         1         7         6
    Plan amendments ..........................................................         8        14         -       (10)
    Actuarial (gains) losses .................................................       209       (27)      104       (40)
    Acquisitions .............................................................         -        14         -         1
    Special termination benefits .............................................         1        (7)        -         -
    Divestitures .............................................................         -       (13)        -         -
    Settlements ..............................................................       (22)      (45)        -         -
    Curtailments .............................................................         -       (11)        -         -
    Benefits paid ............................................................      (165)     (148)      (52)      (41)
    Foreign currency exchange rate changes ...................................       122       165        23        32
                                                                                  ------    ------    ------    ------
       Benefit obligations at end of year ....................................     2,678     2,307       515       399
                                                                                  ======    ======    ======    ======


                                                                          PENSION BENEFITS      OTHER BENEFITS
                                                                         ------------------  -------------------
                                                                          2001      2000       2001      2000
                                                                         --------  --------  ---------  --------
                                                                                     (IN E MILLIONS)
                                                                         ---------------------------------------
Change in plan assets
   Fair value of plan assets at beginning of year ......................     1,994     1,765       -       -
   Actual (loss) return on plan assets .................................      (302)      324       -       -
   Company contributions ...............................................       134        38      45      35
   Participant contributions ...........................................         1         1       7       6
   Acquisitions ........................................................         -         -       -       -
   Divestitures ........................................................         -       (74)      -       -
   Settlements .........................................................       (18)      (48)      -       -
   Benefits paid .......................................................      (165)     (148)    (52)    (41)
   Foreign currency exchange rate changes ..............................        97       136       -       -
                                                                            ------    ------    ----    ----
       Fair value of plan assets at end of year ........................     1,741     1,994       -       -
                                                                            ======    ======    ====    ====

   Funded status .......................................................      (937)     (313)   (515)   (399)

   Unrecognized prior service cost (benefit) ...........................        56        58     (10)    (10)
   Unrecognized actuarial loss (gain) ..................................       558      (129)    140      33
   Unrecognized net transition asset ...................................        (4)       (8)      -       -
   Fourth quarter contribution .........................................       119        67      12      13
                                                                            ------    ------    ----    ----
       Net amount recognized ...........................................      (208)     (325)   (373)   (363)
                                                                            ======    ======    ====    ====

AMOUNTS RECOGNIZED IN THE ACCOMPANYING CONSOLIDATED
   BALANCE SHEETS
   Accrued benefit cost ................................................      (670)     (352)   (373)   (363)
   Intangible asset(1) .................................................        51        16       -       -
   Accumulated other comprehensive income (loss) .......................       411        11       -       -
                                                                            ------    ------    ----    ----
       Net amount recognized ...........................................      (208)     (325)   (373)   (363)
                                                                            ======    ======    ====    ====

(1) Amount is classified as other assets on the consolidated balance sheets.

    For measurement purposes, a 5.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed in 2001 and later.


                                                                        PENSION                    OTHER
                                                                        BENEFITS                  BENEFITS
                                                               --------------------------  ------------------------
                                                                 2001     2000      1999     2001    2000    1999
                                                               -------  -------   -------  ------- ------- --------
                                                                                   (IN E MILLIONS)
                                                               ----------------------------------------------------
Components of net periodic benefit cost
Service cost ..................................................      35       33       36       3        4      4
Interest cost .................................................     182      175      142      31       31     26
Expected return on plan assets ................................    (174)    (160)    (129)      -        -      -
Amortization of prior service cost ............................      15        8        9      (1)       -      -
Recognized actuarial loss .....................................       -        1       10       -        -      1
Amortization of the unamortized obligation ....................      (2)      (2)      (2)      -        -      -
Curtailment loss (gain) .......................................       1        6        5       -        -     (3)
Settlement loss ...............................................       1        2        -       -        -      -
                                                                   ----     ----     ----     ---      ---    ---
       Net periodic benefit cost ..............................      58       63       71      33       35     28
                                                                   ====     ====     ====     ===      ===    ===



WEIGHTED-AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30,
Discount rate .................................................    7.20%    7.70%    7.60%   7.25%    7.70%  7.50%
Expected return on plan assets ................................    8.20%    8.20%    8.60%      -        -      -
Rate of increase in future compensation levels ................    3.40%    3.70%    3.40%      -        -      -


    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were E2,553 million, E2,436 million and E1,615 million as of December 31, 2001, respectively, and E2,158 million, E2,080 million and E1,822 million as of December 31, 2000, respectively.

    In 2001, Celanese recorded a E400 million additional minimum liability to other liabilities in the consolidated balance sheet. This resulted from a decline in the value of pension plan assets and a decline in the discount rate used to value pension plan obligations. As a result of this adjustment, accumulated other comprehensive income (loss) in the consolidated statement in shareholders' equity was reduced by E255 million, net of taxes of E145 million.

    Included in the pension obligations above are liabilities relating to supplemental retirement plans for certain employees amounting to E208 million and E188 million as of December 31, 2001 and 2000, respectively. Pension expense relating to these plans included in net periodic benefit cost totaled E19 million, E18 million and E22 million for 2001, 2000 and 1999, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which have market values of E139 million and E133 million at December 31, 2001 and 2000, respectively, and recognized interest income of E7 million, E8 million and E6 million for 2001, 2000 and 1999, respectively.

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                                                                               ONE          ONE
                                                                                             PERCENT      PERCENT
                                                                                             INCREASE     DECREASE
                                                                                           ------------  -----------
                                                                                                (IN E MILLIONS)
                                                                                           -----------------------

Effect on total of service and interest cost components................................          2           (2)
Effect on postretirement obligation....................................................         28          (25)

    The following table represents additional pension liabilities and other similar obligations:

                                                                           2001    2000
                                                                          ------- -------
                                                                          (IN E MILLIONS)
                                                                          ---------------
OTHER OBLIGATIONS
Long-term disability......................................................   85      81
Other.....................................................................   31      32
                                                                           ----    ----
                                                                            116     113
                                                                           ====    ====

20. SHAREHOLDERS' EQUITY

    Prior to the Effective Date, shareholders' equity represented the historical equity of the Businesses and activities combined as Celanese. Pre-distribution equity represented equity less accumulated other comprehensive income (loss) of the combined Businesses and the effects of transfers between Celanese and Hoechst which do not give rise to receivables or payables intended to be settled between these two groups of companies.

    Upon the Effective Date, Hoechst shareholders received a distribution from Hoechst in the form of Celanese shares as a result of the demerger. Each Hoechst shareholder received one (1) share of Celanese for every ten (10) shares of Hoechst they held. Hoechst did not retain any Celanese shares following the distribution.

    At the Annual General Meeting of Celanese AG held on May 9, 2000, shareholders authorized the Board of Management to acquire by November 9, 2001, Company shares representing up to a maximum of 10 percent of its 55,915,369 shares outstanding. During 2000, Celanese repurchased 5,591,500 shares at a total cost of E123 million, of which E4 million was incurred during 1999 related to the purchase of call options. During 2001 and 2000, respectively, 8,536 shares and 2,486 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

    In 2001, total shareholders' equity was reduced by E255 million, net of taxes, for an additional minimum liability adjustment for pensions. (See Note
19)

    Comprehensive income (loss), which is displayed in the consolidated statement of shareholders' equity, represents net earnings (loss) plus the results of certain shareholders' equity changes not reflected in the consolidated statement of operations.

    The after-tax components of accumulated other comprehensive income (loss) are as follows:

                                                                                                                    ACCUMULATED
                                                      UNREALIZED                                     UNREALIZED         OTHER
                                                         GAIN /        FOREIGN        MINIMUM           LOSS        COMPREHENSIVE
                                                       (LOSS) ON      CURRENCY        PENSION         ON DERIVATIVE   INCOME/
                                                       SECURITIES    TRANSLATION      LIABILITY        CONTRACTS      (LOSS)
                                                      -----------  --------------- ---------------  -------------- ------------
                                                                                      (IN E MILLIONS)
                                                       ------------------------------------------------------------------------
Balance at December 31,  1998(1) ....................      10            (125)              -             -            (115)
     Current-period change ..........................     (11)            261              44             -             294
                                                          ---            ----            ----             -            ----
Balance at December 31,  1999 .......................      (1)            136              44             -             179
     Current-period change ..........................       7              44              (7)            -              44
                                                          ---            ----            ----             -            ----
Balance at December 31,  2000 .......................       6             180              37             -             223
     Current-period change ..........................      (4)             35            (255)           (4)           (228)
                                                          ---            ----            ----           ---            ----
Balance at December 31,  2001 .......................       2             215            (218)           (4)             (5)
                                                          ===            ====            ====           ===            ====

(1) Balances as of December 31, 1998 have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

21. STOCK-BASED COMPENSATION

    In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Hoechst SAR Plan") and the Hoechst 1998 Stock Option Plan (the "1998 Hoechst Option Plan") for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhone-Poulenc to form Aventis in December 1999, the terms and conditions of these compensation programs were modified to take into account the changed circumstances.

    During 1997, Celanese employees participating in the 1997 Hoechst SAR Plan were granted 168,500 stock appreciation rights ("Rights"). These Rights have a five-year term and generally were exercisable in whole or in part, subject to certain limitations, at any time during the period between September 9, 1999 and September 9, 2002, provided that at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange was at least 125 percent of the grant price. The grant price of these Rights was E37.73 per share. Rights remaining unexercised as of September 9, 2002 will automatically be exercised as of that date only if the closing price of the shares are at least 125 percent of the grant price. Following the demerger and the creation of Aventis, the terms of the 1997 Hoechst SAR Plan have been modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of E37.73 per Hoechst share has been converted to E45.43 per Aventis share. As a result of this modification, the number of rights granted was converted to 139,922 from 168,500, of which 61,912 Rights remain outstanding as of December 31, 2001. The creation of Aventis triggered a change of control provision contained in the 1997 Hoechst SAR Plan and accordingly, these rights are now considered fully vested. Additionally, all hurdles for the exercise of the Rights were eliminated. As part of the demerger, Hoechst has agreed to indemnify Celanese for all expenses associated with the 1997 Hoechst SAR Plan.

    During 1998, Celanese employees participating in the 1998 Hoechst Option Plan were granted 124,774 options. These options have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between September 30, 2001 until September 30, 2003, provided that, at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange must meet the following hurdles, such as, the closing price must be at least 125 percent of the grant price and the Hoechst share price must exceed the performance of the share price of eight out of seventeen peer group companies as defined by the Board of Management of Hoechst. The grant price of these options was E34.88 per share. As a result of the demerger and the creation of Aventis, the terms of the 1998 Hoechst Option Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. Celanese employees that were covered under the 1998 Hoechst Stock Option Plan had the option to continue the plan as the Aventis Option Plan, convert it into a form of Celanese Rights or to receive a cash distribution. In the case of continuing the plan as the Aventis Option Plan, the grant price was converted from E34.88 per Hoechst share to E42.01 per Aventis share. The creation of Aventis triggered a change of control provision contained in the 1998 Hoechst Option Plan and accordingly, these rights were considered fully vested at September 30, 2001. Additionally, all performance hurdles for the exercise of the options were eliminated. As of December 31, 2001, 22,021 Aventis options remain outstanding. Unexercised options as of September 30, 2003 will be forfeited as of that date. In the case of electing to convert the options into a form of Celanese Rights, the number of shares under option were converted to 43,750 Celanese Rights, all of which remain outstanding as of December 31, 2001. The conditions for the exercise of these Celanese Rights are based on the same requirements as those in the 1999 Celanese Equity Participation Plan discussed below. The base price of the Rights was fixed at E16.37 per share.

    Celanese employees who chose to receive a cash distribution were paid E15.30 per Hoechst option. Celanese recognized expense of less than E1 million in 2001, 2000 and 1999 for the 1998 Hoechst Option Plan.

    During 1999, Celanese adopted the Equity Participation Plan (the "1999 Celanese EPP") and the Long-Term Incentive Plan (the "1999 Celanese LTIP"). The 1999 Celanese EPP covers the Board of Management and executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese's peer group companies as defined by the Celanese Board of Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the 1999 Celanese EPP participants. During 2001, Celanese granted an additional 0.1 million Rights to the 1999 Celanese EPP participants. Of the total 2.6 million Rights granted, 2 million remain outstanding at December 31, 2001. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37 per share. Celanese recognized expense of E5 million, E4 million and less than E1 million for the 1999 Celanese EPP during 2001, 2000 and 1999, respectively.

    The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the participants under the 1999 Celanese LTIP, of which 1.9 million remain outstanding at December 31, 2001. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37 per share. Celanese recognized expense of E5 million, E3 million and less than E1 million for the 1999 Celanese LTIP in 2001, 2000 and 1999, respectively.

    Effective January 16, 2001, Celanese adopted the Long-Term Incentive Plan (the "2000 Celanese LTIP"). The 2000 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performances of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. In January 2001, Celanese granted approximately 2 million Rights to the participants under the 2000 Celanese LTIP, all of which remain outstanding at December 31, 2001. Celanese recognized expense of approximately E1 million during 2001 for the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was E19.56 per share.

    Celanese adopted a Stock Participation Plan (the "2000 Celanese SPP") on January 15, 2001. Under this plan, every eligible employee who purchased a prescribed amount of Celanese stock during the plan designated period in the first quarter of 2001 received a 35 percent reimbursement from Celanese. As a result, compensation expense of E2 million was recognized during 2001 for the 2000 Celanese SPP.

    During 2001, 8,536 shares of treasury stock and the cash equivalent of 683 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation. During 2000, 2,486 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

    A summary of the activity related to SAR plans as of and for the years ended December 31, 2001, 2000 and 1999 is presented (SARs in millions):

                                                                2001                   2000                       1999
                                                     ------------------------  -----------------------  -----------------------
                                                                    WEIGHTED-               WEIGHTED-                WEIGHTED-
                                                       NUMBER      AVG. GRANT    NUMBER    AVG. GRANT    NUMBER     AVG. GRANT
                                                       OF SARS       PRICE       OF SARS     PRICE       OF SARS      PRICE
                                                     -----------   ----------   ---------  -----------  ---------  ------------
                                                                                   (IN E MILLIONS)
                                                     --------------------------------------------------------------------------

Outstanding at beginning of year ...................    4.5           16.37        5.0         16.37          -           -
Granted ............................................    2.1           19.41          -             -        5.0        16.37
Exercised ..........................................   (0.5)          16.37       (0.2)        16.37          -           -
Forfeited ..........................................   (0.2)          16.37       (0.3)        16.37          -           -
                                                        ---           -----        ---         -----        ---        -----
      Outstanding at end of year ...................    5.9           17.45        4.5         16.37        5.0        16.37
                                                        ===           =====        ===         =====        ===        =====

      SARs exercisable at end of year ..............    3.9           16.37          -             -          -           -
                                                        ===           =====        ===         =====        ===        =====

22. LEASES

    Total minimum rent charged to operations under all operating leases was E58 million, E62 million and E67 million in 2001, 2000 and 1999, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2001 are as follows:

                                                                                             CAPITAL   OPERATING
                                                                                            --------  -----------
                                                                                               (IN E MILLIONS)
                                                                                            ---------------------

2002 ....................................................................................       3           50
2003 ....................................................................................       3           47
2004 ....................................................................................       3           43
2005 ....................................................................................       3           40
2006 ....................................................................................       3           34
Later years .............................................................................       8          159
Sublease income .........................................................................       -          (12)
                                                                                             ----         ----
       Minimum lease commitments ........................................................      23          361
                                                                                             ====         ====

Less amounts representing interest ......................................................       6
                                                                                             ----

       Present value of net minimum lease obligations ...................................      17
                                                                                             ====

    The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

    Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

23. FINANCIAL INSTRUMENTS

    In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to cover interest rate, currency, certain raw material price and stock based compensation exposures. Celanese does not use derivative financial instruments for speculative purposes.

INTEREST RATE RISK MANAGEMENT

    Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt composition. Celanese's interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt. Celanese had open interest rate swaps with a notional amount of E340 million and E344 million at December 31, 2001 and 2000, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of E6 million in 2001 and E1 million in 2000. As of December 31, 2001, Celanese's interest rate swaps, designated as cash flow hedges, resulted in an increase in total assets and total liabilities and a decrease in shareholders' equity of E2 million, E11 million and E4 million, net of related income tax of E2 million, respectively. During the year ended December 31, 2001, the Company recorded a net loss of E5 million in interest and other income, net for the ineffective portion of the interest rate swaps. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

    For periods prior to the Effective Date, Hoechst managed its interest rate risk exposure on a worldwide basis, of which Celanese was a component. Pursuant to the Demerger Agreement, Celanese maintained interest rate swaps that were used to hedge variable rate debt of Celanese as well as other Hoechst affiliates. In the periods prior to the Effective Date, the excess notional values of these swaps over the variable rate debt being maintained by Celanese had not been marked to market in the accompanying Consolidated Financial Statements. On the Effective Date, Celanese recognized a mark to market adjustment of E1 million, associated with these excess swaps, as an equity adjustment and a corresponding deferred credit to be amortized over the remaining life of the swaps. Additionally, Celanese unwound the excess swaps that previously hedged the Hoechst related debt, which resulted in a E1 million charge to the consolidated statement of operations in 1999.

    In September 1999, Celanese tendered a portion of its outstanding variable rate debt. As a result, Celanese unwound the related interest rate swaps associated with this variable rate debt and recorded the related costs as a component of extraordinary expense in the consolidated statement of operations in 1999.

FOREIGN EXCHANGE RISK MANAGEMENT

    Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are fair value hedges mainly for booked exposure and, in some cases, anticipated exposure. Contracts with notional amounts totaling approximately E1,013 million and E865 million at December 31, 2001 and 2000, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, Mexican pesos and Canadian dollars. Certain of Celanese's foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts. During the year ended December 31, 2001, Celanese hedged all of its dollar denominated inter-company loans held by euro denominated entities therefore, there was no material net effect in interest and other income, net. During the year ended December 31, 2000, these contracts hedged only a portion of Celanese dollar denominated inter-company loans held by euro denominated entities. As a result, a net gain of approximately E30 million was recorded to interest and other income, net in 2000.

COMMODITY RISK MANAGEMENT

    Celanese's policy allows the purchase of up to 80% of its natural gas and butane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2001, Celanese had entered into natural gas forward and cash-settled swap contracts for slightly less than 50% of its natural gas requirements, generally for 3 to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. While these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses are included in the cost of the commodity upon settlement of the contract. Celanese recognized a loss of E2 million from natural gas swap contracts in 2001. There is no material impact on the balance sheet at December 31, 2001. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of less than E1 million at December 31, 2001 is recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in Celanese's consolidated statement of operations.

STOCK BASED COMPENSATION RISK MANAGEMENT

    During 2001, Celanese purchased call options for one million shares of Celanese stock to partially offset its exposure of the 2000 LTIP. These options have a maturity of two years, a strike price of E19.56 per share and an average premium of E4.39 per share. The options allow settlement in cash only. The options had a market value as of December 31, 2001 of E4 million and E1 million was recorded as an increase to accumulated other comprehensive income (loss).

    As of December 31,1999, Celanese purchased call options to purchase 1.2 million shares of Celanese stock to offset its exposure of the LTIP and EPP. These options had a maturity of six months, a strike price of E16.3705 per share and an average premium of E3.16 per share so that the total premium paid through December 31, 1999 amounted to E4 million. The market value of these options at December 31, 1999 was E4 million. As the options allowed settlement in either cash or stock, at the choice of Celanese, E4 million was recorded as a decrease to additional paid in capital. In 2000, Celanese settled the call options to purchase 1.2 million shares of treasury stock. As a result, additional paid-in-capital was increased and treasury stock was decreased for E4 million.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of December 31, 2001 and 2000. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                                                                    2001               2000
                                                                            -----------------  ------------------
                                                                            Carrying   Fair    Carrying     Fair
                                                                             Amount    Value    Amount      Value
                                                                            ---------  ------  ---------  -------
                                                                                        (IN E MILLIONS)
                                                                            -------------------------------------

Other assets - investments ...........................................         273       273      306       306
Long-term debt .......................................................         613       633      751       761
Debt-related derivative instruments ..................................         (11)      (11)       -        11
Foreign exchange-related derivative instruments ......................         (19)      (19)       -        45
Call options on Celanese stock .......................................           4         4        -         -


    At December 31, 2001 and 2000, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 24)

    Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

    The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 2001, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

24. COMMITMENTS AND CONTINGENCIES

    Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 25)

PLUMBING ACTIONS

    CNA Holdings, Inc. ("CNA Holdings"), which is a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

    CNA Holdings has been named a defendant in nine putative class actions as well as a defendant in other non-class actions filed in thirteen states and Canada. Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001. In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000 a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. An individual action (by Prudential Property & Casualty Insurance Company with respect to its subrogation claims) that was pending in the Superior Court of New Jersey, Camden has been settled for a minimal amount and was dismissed by the court.

    In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies have agreed to fund such replacements and reimbursements up to U.S. $950 million. There are additional pending lawsuits in approximately 20 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings. In February 2000, CNA Holdings and Shell reached an agreement on the allocation of certain payments already made to the claimants and certain future payments between the parties pursuant to which Celanese paid Shell an amount which was fully accrued for in prior periods.

    In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S. $170 million. These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject to allocation as determined by binding arbitration. In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and certain of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure resulted in a partial declaratory judgment in CNA Holdings' favor. As a result, settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for such claims.

    CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2001, Celanese had accrued an aggregate of E109 million for this matter, of which E33 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2001, Celanese had recorded E126 million in outstanding insurance claim receivables that are expected to be collected within the next five years. Collectability could vary depending on the financial status of the insurance carriers.

SORBATES LITIGATION

    In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst U.S. $36 million. This fine is being paid over a 5 year period. Hoechst also agreed to cooperate with the Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed a penalty as recommended in the plea agreement.

    In addition, during 1999 and 2000, nineteen civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry were filed in U.S. Federal and various state courts as well as in the Canadian provinces of Ontario and Quebec. During 2000 and 2001, Hoechst and Nutrinova entered into settlement agreements relating to actions pending in the states of California, Wisconsin, Kansas, New Mexico and Tennessee. Pursuant to these settlement agreements, all of which have been approved by the courts, Hoechst and Nutrinova paid a total of about U.S. $6 million. Seven separate actions involving direct purchasers of sorbates had been filed in the U.S. District Court for the Northern District of California and were consolidated into a single action in June 1999. In March 2000, the parties entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, Hoechst and the named Celanese subsidiaries paid approximately U.S. $21 million, U.S. $6 million of which was returned in December 2001 based on the volume of purchases made by companies that elected to exclude themselves from the class settlement. The remaining actions are still in the early stages of litigation.

    Based on the advice of external counsel and a review of the existing facts and circumstances relating to the matter, including the status of claims filed and settled, Celanese has accrued liabilities aggregating E29 million at December 31, 2001 for the estimated loss relative to this matter including potential risks in other jurisdictions. Celanese recorded this amount prior to 2001. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible future losses (in addition to the amounts already recorded in the consolidated financial statements) as of December 31, 2001 is between E0 and E30 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims that may be imposed or made in other jurisdictions.

    Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. The additional reserve and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

OTHER MATTERS

    In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. At December 31, 2001, Celanese does not expect to incur any losses under these contractual arrangements. Additionally, at December 31, 2001, there were outstanding commitments relating to capital projects of approximately E95 million.

    In July 2000, Celanese began production at its acetic acid plant in Singapore. Shortly thereafter, production was severely constrained by a supplier's inability to deliver carbon monoxide to the plant on a consistent and reliable basis. As a result, Celanese declared FORCE MAJEURE for acetic acid and vinyl acetate monomer to its Asian customers. FORCE MAJEURE remained in effect until March 16, 2001. Celanese and the supplier came to an agreement on March 20, 2001, whereby Celanese received a compensation payment of E35 million, E4 million of which was recognized in 2000. Celanese received a subsequent payment in second quarter 2001 of E8 million for compensation related to April and May 2001. The problems associated with the carbon monoxide supplier were resolved in the first half of 2001.

25. ENVIRONMENTAL

    GENERAL - Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations.

    In 2001, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. superfund sites totaled E106 million, of which E8 million was for capital projects.

    It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2002, management believes that the current spending trends will continue.

    REMEDIATION - Due to its industrial history Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. (See Note 5)

    In 2001, 2000 and 1999, the total remediation efforts amounted to E8 million, E23 million and E77 million, respectively. Celanese recognized E3 million of accretion in each of the three years 2001, 2000 and 1999 related to a discounted liability for certain fixed period remediation projects. The discount rate applied to these projects was 6%. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

    Celanese recorded recoveries of E1 million and E17 million in 2001 and 2000, respectively. There are no receivables for recoveries at December 31, 2001 and 2000.

    GERMAN INFRASERVS -- Celanese has manufacturing operations at three locations in Germany: Oberhausen, Hoechst, and Kelsterbach, and is holding interests in the companies which own and operate the former Hoechst sites in Wiesbaden and Knapsack. On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations.

    InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the respective operating companies, as part of the carving out of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site.

    The partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability which cannot be attributed to an InfraServ partner and for which no third party is responsible is required to be borne by the InfraServ in question.

    In view of this potential obligation to eliminate residual contamination, the InfraServs have recorded provisions totaling about E259 million as of December 31, 2001, a portion of which may be recoverable from Hoechst. Of the E259 million total provision, E58 million has been included in the consolidated reserves for environmental liabilities of Celanese. The provision of E58 million was recorded for measures ordered by German authorities, mainly for landfill and land reclamation activities of InfraServ GmbH & Co. Deponie Knapsack KG ("Deponie"). Those measures were verified by third-party appraisals determining the amount of provision. Based on the facts and circumstances at December 31, 2001, no additional charges are expected. In December 2001, Celanese agreed to sell its interest in Deponie to Trienekens AG, a company active in all areas of waste management and majority-owned by RWE AG, one of Germany's biggest utility companies. The transaction will be finalized upon the approval of the German merger control authority. In the proposed transaction the above-mentioned E58 million reserve, Deponie's financial assets, and receivables due from Celanese, as well as all of Deponie liabilities (including those corresponding to the reserve) will be transferred to the buyer.

    If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs.

    The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows at December 31, 2001:


COMPANY                                                                              OWNERSHIP %      LIABILITY %
------------                                                                        ---------------  --------------

InfraServ GmbH & Co. Gendorf KG .............................................           39.0%             10.0%
InfraServ GmbH & Co. Oberhausen KG ..........................................           84.0%             75.0%
InfraServ GmbH & Co. Knapsack KG ............................................           27.0%             22.0%
InfraServ GmbH & Co. Deponie Knapsack KG ....................................          100.0%            100.0%
InfraServ GmbH & Co. Kelsterbach KG .........................................          100.0%            100.0%
InfraServ GmbH & Co. Hoechst KG ..............................................          31.2%             40.0%
InfraServ GmbH & Co. Wiesbaden KG ...........................................           17.9%              0.0%
InfraServ Verwaltungs GmbH ..................................................          100.0%              0.0%


    U.S. SUPERFUND SITES - In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as "Superfund") for investigation and cleanup costs at approximately 100 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. At December 31, 2001 and 2000, Celanese had provisions totaling E16 million and E13 million, respectively, for U.S. Superfund sites and utilized E2 million and E3 million of these reserves in 2001 and 2000, respectively. Additional provisions of E5 million were recorded during 2001 as a result of a comprehensive reevaluation of obligations in North America. There were no additional provisions recorded during 2000 or 1999.

    As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party's percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

    HOECHST LIABILITIES - In connection with the demerger, Celanese agreed to indemnify Hoechst for the first E250 million of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. Celanese has reserved approximately E111 million for these that is included as a component of the total environmental reserves discussed below. Payments made have totaled E20 million. If such future liabilities exceed E250 million, Hoechst will bear such excess up to an additional E500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any accrued liabilities relative to this indemnification.

26. SPECIAL CHARGES

    Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of operations. Restructuring provisions represent costs related to severance and other benefit programs, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The components of the 2001 and 2000 restructuring charges were as follows:


                                                                             EMPLOYEE
                                                                            TERMINATION   PLANT/OFFICE
                                                                             BENEFITS       CLOSURES     TOTAL
                                                                           -------------  -------------- -------
                                                                                       (IN E MILLIONS)
                                                                           -------------------------------------

Restructuring reserve at December 31, 1999 .............................       108             87           195
         Restructuring additions .......................................        46             51            97
         Cash and noncash uses .........................................       (97)           (48)         (145)
         Other changes .................................................       (24)           (35)          (59)
         Currency translation adjustments ..............................         4              7            11
                                                                              ----           ----          ----
Restructuring reserve at December 31, 2000 .............................        37             62            99
         Restructuring additions .......................................       133            105           238
         Cash and noncash uses .........................................       (66)           (96)         (162)
         Other changes .................................................        (4)           (15)          (19)
         Currency translation adjustments ..............................         2              -             2
                                                                              ----           ----          ----
Restructuring reserve at December 31, 2001 .............................       102             56           158
                                                                              ====           ====          ====

    Included in the above restructuring reserves of E158 million and E99 million at December 31, 2001 and 2000, respectively, are E20 million and E20 million, respectively, of long-term reserves included in other liabilities.

    Project "Focus", initiated in early 2001, set goals to reduce trade working capital by E100 million compared to end of year 2000 levels, limit capital expenditures to a maximum of last year's level of E235 million and contribute E100 million to EBITDA from programs to increase efficiency. Project "Forward" was announced at the end of August, 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. The restructuring initiatives detailed below are expected to result in a reduced cost base and operational efficiencies in 2002.

    In 2001, Celanese recorded special charges totaling E530 million, which consisted of E238 million of restructuring charges, which were reduced by E8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, E19 million of favorable adjustments to restructuring reserves recorded in 1999 and 2000 and E319 million of other special charges.

    The E238 million of additions to the restructuring reserve included employee severance costs of E133 million and plant and office closure costs of E105 million. Employee severance costs consisted primarily of E42 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, E28 million for administrative and production positions at Ticona in the United States and Germany, E22 million for the restructuring of production and administrative positions in Mexico, E8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, E7 million for the elimination of corporate administrative positions, E6 million resulting from the closure of a chemical research and development center in the United States, E5 million for the shut-down of acetate filament production at Lanaken, Belgium, E11 million for the shut-down of acetate filament production at Rock Hill, South Carolina and E4 million for Trespaphan restructuring in Germany, France, Mexico and the United States.

    The E105 million of additions to the restructuring reserve related to plant and office closures consisted mainly of E74 million for fixed asset impairments, the cancellation of supply contracts, other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were E11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, E4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, E9 million for fixed asset impairments and shut-down costs at the acetate filament facility in Lanaken, E6 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and E1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

    In 2001, the Focus and Forward initiatives identified approximately 1,600 positions to be eliminated, of which approximately 500 positions had been eliminated as of December 31, 2001.

    The E19 million of favorable adjustments of prior year restructuring reserves consisted of a E14 million adjustment to the 2000 reserves and a E5 million adjustment to the 1999 reserves. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Acetyl Products production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of the existing facility and obligations. Of the 1999 adjustment, E3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included E2 million relating to less than anticipated severance costs for Ticona employees in Germany.

    The other special charges of E319 million consisted of Chemical Intermediates goodwill impairment of E262 million and fixed asset impairments of E68 million, Acetyl Products fixed asset impairments of E18 million and E6 million for the relocation of acetate filament production assets associated with restructuring initiatives.

    Also included in other special charges was E31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24) and E4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

    In 2000, Celanese recorded special charges totaling E29 million, which consisted of E97 million of additions to the restructuring reserve, E59 million of favorable adjustments to restructuring reserves recorded in 1999, E9 million of costs for the relocation of production assets associated with restructuring initiatives, and E18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases. (See Note 24)

    The E97 million of restructuring charges included employee severance costs of E46 million and plant and office closure costs of E51 million. Employee severance costs of E33 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of E11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of E51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (E47 million). Annual cost savings from all of the 2000 restructuring initiatives are estimated to be in excess of E35 million upon completion of these initiatives.

    The 2000 restructuring initiatives identified approximately 300 positions to be eliminated, all of which had been eliminated as of December 31, 2001.

    The E59 million of favorable adjustments to the 1999 restructuring reserves consisted of employee termination benefits (E24 million) and plant and office closures (E35 million). Employee termination benefits were adjusted by E11 million due largely to unplanned voluntary resignations and by E10 million due to a modification in Ticona's employee severance plan resulting from an unfavorable tax treatment which affected the severance benefits to be received by our employees in Germany. In addition, a delay in the scheduled closure of a U.S. Acetate Filament production facility led to a net adjustment of E3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposals of lease obligations of former administrative facilities in the U.S. and Canada (E28 million). As a result of the need for additional office space due to the acquisition of PVOH, Celanese cancelled previous plans to rationalize the U.S. chemical administrative building (E4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (E3 million).

    Special charges of E9 million consisted of non-restructuring charges related to the move of the oriented polypropylene ("OPP") film production assets from Swindon, UK to Mantes, France (E6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (E3 million).

    In 1999, Celanese recorded special charges totaling E559 million, of which E218 million was recorded as an addition to the restructuring reserve. The increase to the restructuring reserve pertained primarily to employee termination severance costs of E116 million. The E116 million was comprised mainly of E15 million for the restructuring of Mexican production facilities, E23 million related to the Ticona business, E13 million was due to the restructuring of Canadian production facilities, E22 million pertained to the Acetate business in both the U.S. and Europe, E15 million for both U.S. and European chemical businesses, E10 million for the shutdown of an OPP production line at a European plant, and E5 million resulted from Hoechst's reorientation of basic research. In addition, E12 million was recorded due to the closure of administrative facilities in Canada and Mexico.

    In 1999, Celanese also recognized E102 million of restructuring costs for plant and office closures, of which E29 million related to 3 facilities in Mexico, E30 million pertained to closure costs associated with administrative facilities in the U.S. and Canada, E15 million for contractual losses and other closure costs associated with the shutdown of an acetaldehyde unit in Europe, and E12 million for the impairment of fixed assets and other closure costs associated with the shutdown of an OPP production line at a European plant. In addition, E16 million was recorded for fixed asset impairments and closure costs associated with the shutdown of an acetate facility in Canada.

    Special charges of E341 million in 1999 pertained primarily to the recognition of a E128 million charge as a result of the plumbing cases (See Note
24), E75 million related to the antitrust actions related to the sorbates industry (See Note 24), E56 million for fixed asset impairments which related primarily to the Chemical Intermediates and Acetate businesses, E28 million for costs associated with the demerger, E52 million for costs associated with previously divested Hoechst entities of which E40 million related to environmental.

    In 1999, new restructuring initiatives identified approximately 2,000 positions to be eliminated, all of which had been eliminated as of December 31, 2001.

27. BUSINESS AND GEOGRAPHICAL SEGMENTS

    Information with respect to Celanese's industry segments follows:

BUSINESS SEGMENTS

    ACETYL PRODUCTS primarily produces and supplies acetyl products, including acetic acid, vinyl acetate monomer and polyvinyl alcohol;

    CHEMICAL INTERMEDIATES produces and supplies acrylic acid, acrylate esters, organic solvents and other intermediates;

    ACETATE PRODUCTS primarily produces and supplies acetate filament and acetate tow;

    TICONA, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

    PERFORMANCE PRODUCTS includes Trespaphan, the OPP films business, and Nutrinova, the high intensity sweetener and food protection ingredients business.

    The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 2. Celanese evaluates performance based on earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding special charges. EBITDA, which may be calculated differently by other companies, is calculated by adding depreciation and amortization expense back to operating profit. Management believes that EBITDA, excluding special charges, is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets. EBITDA, excluding special charges, should be considered in addition to, not as a substitute for, operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

    Trade Working Capital is defined as trade accounts receivable from third parties and affiliates, net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.

    Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                                    ACETYL      CHEMICAL     ACETATE            PERFORMANCE   TOTAL
                                   PRODUCTS  INTERMEDIATES   PRODUCTS   TICONA   PRODUCTS    SEGMENTS  RECONCILIATION  CONSOLIDATED
                                   --------  -------------   --------   ------  -----------  --------  --------------  ------------
                                                                             (IN E MILLIONS)
                                   -------------------------------------------------------------------------------------------------
   2001:
Sales to external customers .......  2,062         977         762         773       440        5,014           83           5,097
Inter-segment revenues ............     93          82           -           -         -          175         (175)              -
Operating profit (loss) ...........    (73)       (409)        (32)        (15)       39         (490)         (38)           (528)
EBITDA excluding special charges...    208          27          91          52        75          453          (33)            420
Depreciation ......................    123          61          63          53        28          328            3             331
Amortization ......................     33          17          10          23         4           87            -              87
Capital expenditures ..............     43          30          35          97        16          221           10             231
Special charges ...................    125         358          50          (9)        4          528            2             530
Intangible assets, net ............    587          15         174         390         5        1,171            -           1,171
Trade working capital .............    280         182         108          93        85          748          (61)            687
Total assets ......................  2,055         680         800       1,514       350        5,399        1,665           7,064

   2000:
Sales to external customers........  2,023       1,012         756         923       409        5,123           84           5,207
Inter-segment revenues ............     83          73           -           -         -          156         (156)              -
Operating profit (loss) ...........    (10)        (24)          9          96        33          104          (21)             83
EBITDA excluding special charges ..    200          50          92         140        74          556          (56)            500
Depreciation ......................    111          54          65          51        28          309           (7)            302
Amortization ......................     31          16          10          22         7           86            -              86
Capital expenditures ..............     80          40          30          58        18          226            9             235
Special charges ...................     68           4           8         (29)        6           57          (28)             29
Intangible assets, net ............    598         283         176         391         9        1,457            -           1,457
Trade working capital .............    432         239         143         192        98        1,104         (111)            993
Total assets ......................  2,251       1,119         830       1,592       425        6,217        1,425           7,642

   1999:
Sales to external customers........  1,487         847         739         788       397        4,258           60           4,318
Inter-segment revenues ............     74          37           -           -         -          111         (111)              -
Operating profit (loss) ...........    (65)        (47)        (46)        (96)      (93)        (347)        (174)           (521)
EBITDA excluding special charges ..     89          84          95         123        42          433          (56)            377
Depreciation ......................     81          61          54          49        27          272            3             275
Amortization ......................     20          13           6          16         9           64            -              64
Capital expenditures ..............    127          46          30          40        12          255            7             262
Special charges ...................     53          57          81         154        99          444          115             559
Intangible assets, net ............    535         277         173         381        16        1,382            -           1,382
Trade working capital .............    297         242         186         187       101        1,013          (33)            980
Total assets ......................  1,805       1,221         916       1,493       518        5,953        1,574           7,527


    The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses, (b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, and (d) corporate center costs for support services such as legal, accounting and treasury functions.

    Additionally, Celanese recognized special charges in 2001, 2000 and 1999 primarily related to restructuring costs, fixed asset write-offs, environmental and other costs associated with previously divested entities of Hoechst, and demerger costs. (See Note 26)

    Other operating entities consist of ancillary businesses as well as companies which provide infrastructure and procurement services. Effective July 1, 2000, Celanese Advanced Materials, Inc., formerly known as advanced fiber materials ("AFM"), which is comprised of the performance polymer (polybenzimidazole or "PBI") and the Vectran(R) polymer fiber product lines, was transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH. Celanese Advanced Materials, Inc. had sales to external customers of E24 million and E17 million in 2000 and 1999, respectively, of which E11 million was included in Other Activities for 2000.

    The following table presents financial information based on the geographic location of Celanese's facilities:


                                            NORTH     THEREOF    THEREOF   THEREOF            THEREOF                    REST OF
                                            AMERICA     USA      CANADA    MEXICO    EUROPE   GERMANY   ASIA    WORLD  CONSOLIDATED
                                            --------- --------- --------- --------- -------- ---------- ------ ------- ------------
                                                                              (IN E MILLIONS)
                                            ---------------------------------------------------------------------------------------
   2001:
Total assets ..............................   4,923     3,828       264       831     1,346     1,196     489     306     7,064
Property, plant and equipment, net.........   1,440     1,143        55       242       347       297     244       5     2,036
Operating profit (loss) ...................    (679)     (428)      (40)     (211)       79        83      64       8      (528)
Net sales .................................   2,710     2,137       240       333     1,901     1,537     419      67     5,097
Depreciation and amortization .............     318       229        21        68        68        58      31       1       418
Capital expenditures ......................     157       138         4        15        72        61       2       -       231

   2000:
Total assets ..............................   5,223     3,863       316     1,044     1,566     1,355     492     361     7,642
Property, plant and equipment, net.........   1,545     1,222        80       243       358       304     259       7     2,169
Operating profit (loss) ...................       4        (4)       31       (23)       70        71      (5)     14        83
Net sales .................................   2,957     2,395       219       343     1,867     1,514     307      76     5,207
Depreciation and amortization .............     296       202        23        71        68        55      22       2       388
Capital expenditures ......................     118        78         4        36        74        62      43       -       235

   1999:
Total assets ..............................   5,394     4,042       335     1,017     1,611     1,265     259     263     7,527
Property, plant and equipment, net.........   1,349     1,031        86       232       362       297     212       9     1,932
Operating profit (loss) ...................    (117)      (32)      (29)      (56)     (411)     (353)      5       2      (521)
Net sales .................................   2,654     2,232       166       256     1,579     1,162      35      50     4,318
Depreciation and amortization .............     246       174        14        58        82        69      10       1       339
Capital expenditures ......................      98        82         4        12        66        52      98       -       262

28. INFORMATION RELATING TO THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD OF CELANESE AG

                                                                  2001
                                                              (IN E MILLIONS)
                                                           ------------------
Supervisory Board compensation.............................        0.8
Board of Management compensation...........................        5.1

29. FRAMEWORK FOR ACCOUNTING POLICIES IN ACCORDANCE WITH U.S. GAAP AND EXPLANATION OF MAJOR DIFFERENCES COMPARED WITH GERMAN ACCOUNTING POLICIES

    The 2001 consolidated financial statements for Celanese have been prepared in accordance with United States Generally Accepted Accounting Principles or U.S. GAAP. The financial statements meet the requirements of German law as set out in ss. 292a HGB for an exemption of preparing the financial statements in accordance with German GAAP. The consolidated financial statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) are compatible with the European accounting directives.

    The accounting policies of entities in accordance with U.S. GAAP are based on the objective of providing investors with decision-relevant information. It is thus not possible to show lower profits for the protection of creditors or influence results by using tax-based values (requirement for income and expenses to be recorded in the commercial financial statements in order to be accepted for tax purposes).

    Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity's operating results, rather than determining the amount of distributable profits while bearing in mind the need for protection of creditors.

    As a rule, accounting policies in accordance with U.S. GAAP have a lower level of prudence than German accounting policies, which leads to the following major differences:

     o    economic substance has precedence over legal form.

     o the consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements;

     o the acquisition cost and realization principles are generally valid, however "unrealized" profits are to be included in the profit and loss account in specific cases in order to determine the actual profit for the period;

     o minimization of possibilities of setting up and releasing hidden reserves;

    The principle of substance over form has a stronger influence in accounting policies in accordance with U.S. GAAP than in Germany. The principle states that the economic substance of a transaction is of greater importance than the formal (legal) form.

    Consolidated financial statements in accordance with U.S. GAAP consist of the following:

     o    consolidated balance sheet,

     o    consolidated statement of income,

     o    consolidated changes of shareholders' equity

     o    consolidated statement of cash flows,

     o    notes to the consolidated financial statements


    There are no specific rules setting out the way in which individual items should be laid out in the balance sheet and statement of income. The balance sheet is set out in order of liquidity. The format of the consolidated statement of income is the cost of sales classification method.

    The notes to the consolidated financial statements include all disclosures required as set out in para 266 and para. 275 HGB.

    Minority interests may not be included as part of group shareholders' equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders' equity.

29. FRAMEWORK FOR ACCOUNTING POLICIES IN ACCORDANCE WITH U.S. GAAP AND EXPLANATION OF MAJOR DIFFERENCES COMPARED WITH GERMAN ACCOUNTING POLICIES - (CONTINUED)

    The consolidated statement of income concludes with a disclosure of earnings per share. Minority interests' share in earnings is not included in earnings per share.

DESCRIPTION OF MAJOR DIFFERENCES IN ACCOUNTING POLICIES COMPARED WITH GERMAN ACCOUNTING POLICIES

GENERAL COMMENTS
----------------
The consolidation is presented on a basis as if Celanese has been a legal group during all periods presented.

The major differences in accounting policies in accordance with U.S. GAAP compared with German accounting policies in the consolidated financial statements of Celanese AG are as follows:

(1) DISCONTINUED OPERATIONS
Assets and liabilities of discontinued operations are shown net in the balance sheet. Losses from discontinued operations, net of taxes are shown below operating results in the statement of income.

(2) IMPAIRMENT OF ASSETS
The recoverability of the carrying amount of long lived assets is in a first step assessed by comparison of the carrying amount of the asset to future net undiscounted cash flows generated by such assets. If the undiscounted cash flows do not cover the carrying amount of the asset, then the fair value of the asset has to be determined preferably by using quoted market prices or by using other generally accepted methods such as discounted cash flows. This fair value is the basis for necessary impairment write-offs.

(3) UNREALIZED PROFITS INCLUDED IN THE STATEMENT OF INCOME, WHICH IS A BREACH OF THE REALIZATION PRINCIPLE AS UNDERSTOOD IN GERMANY
Although the realization principle is a specific part of U.S. GAAP, in contrast to German accounting policies "unrealized" profits must be included in the statement of income in certain specific cases. The following balance sheet items are translated at foreign exchange rates ruling at the end of the year even if this leads to an "unrealized" profit compared with using the exchange rate at the booking date:

o    foreign currency receivables and liabilities;

o    short-term securities.

(4) DEFERRED TAXES
Deferred tax assets must be included to their full extent. This also applies to tax loss carry forwards which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are to be reviewed for their realization regularly and are to be written down if appropriate.

(5) DEFINITION OF "PRODUCTION COSTS"
U.S. GAAP requires the use of "full" production costs, consisting of cost of materials and production wages (direct and indirect) together with a proportion of depreciation of property, plant and equipment. It is not permitted to limit the calculation of production costs merely to direct costs.

(6) PENSION PROVISIONS
Pension provisions are to be calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (para 6a Income Tax Act) is not permitted.

Expected wage and salary increases until pensionable age are to be considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are to be used to discount the amounts, which can partly offset this increase, as the rate can be higher than the 6 percent used for tax purposes in Germany (para 6a EStG). Pension provisions are to be calculated for beneficiaries immediately they become scheme members (not only as from their 30th. birthday). Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

Overall, the U.S. GAAP calculation methods lead to a higher pension provision than using the German entry-age-normal method.

29. FRAMEWORK FOR ACCOUNTING POLICIES IN ACCORDANCE WITH U.S. GAAP AND EXPLANATION OF MAJOR DIFFERENCES COMPARED WITH GERMAN ACCOUNTING POLICIES - (CONTINUED)

(7) OTHER PROVISIONS AND ACCRUALS
Provisions and accruals may only be set up to cover obligations to third parties. Internal accruals are not permitted.

(8) ACCOUNTING FOR LEASES
In contrast to the use of German tax-based leasing provisions, U.S. GAAP requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. U.S. GAAP requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from use of the item being leased to recognize the lease in its balance sheet.

(9) ACCOUNTING FOR DERIVATIVE INSTRUMENTS
According to US-GAAP, since January 1, 2001, all derivative instruments generally have to be recorded at fair value, regardless of the reason why they were entered into. Additionally, derivatives embedded in so called host contracts are derivative instruments and have to be treated as such.

Changes in market value of derivative instruments are realized in net income or in other comprehensive income in the period they occur. The treatment depends on their qualification as a fair value hedge (hedge of exposure to changes in the fair value of an asset or a liability) or as a cash flow hedge (hedge of exposure to variability in expected future cash flows). Hedge accounting can be applied to effective hedging relationships, only. Effects from ineffective hedging relationships have to be realized in income as occurred.

ANNUAL REPORT 2001 / REPORT OF THE SUPERVISORY BOARD

DEAR SHAREHOLDER,

In a time of global economic weakness and insecurity, the company has continued in its efforts to pave the way for successful growth with its initiatives to enhance market efficiency as well as to improve the results. I would like to acknowledge the Celanese Board members and employees for successfully meeting the many different, in part far-reaching, economic and corporate challenges in 2001 in spite of a difficult environment.

THE GUIDING PRINCIPLE: INTERNATIONAL CORPORATE GOVERNANCE STANDARDS IN THE SUPERVISORY BOARD

The Supervisory Board performed the tasks incumbent upon it according to the law and the Articles of Association during the year under review. The current discussion about new Corporate Governance standards and future requirements on managing and controlling companies was the guiding principle for a professional supervisory board function at Celanese during the year under review. The Supervisory Board not only supervised the Board but advised it in its fundamental corporate decision-making. The Supervisory Board was satisfied that the Board of Management properly exercised its guiding and monitoring functions with respect to the affiliates of Celanese AG and their executive bodies. The Board of Management informed the Supervisory Board orally and in writing about the course of business and the company's situation.

In particular, during the four regularly scheduled meetings on March 16, June 26, September 7 and December 5, 2001 and during the two meetings of the Finance and Audit Committee on March 15 and December 4, 2001 and at the Strategy Committee meeting on December 4, 2001, the Supervisory Board together with the Board of Management discussed and analyzed the company's strategic prospects and the individual business areas, in addition to the business development. All members of the Supervisory Board took part in the meetings in September and December; one member was unable to attend each of the meetings in March and June. All committee members were present at the respective committee meetings.

SUCCESS FACTOR: PROFESSIONAL AND RELIABLE COOPERATION BETWEEN THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

Collaboration between the Board of Management and the Supervisory Board in 2001 was efficient and characterized by cooperation and trust. The Chairman of the Supervisory Board was in constant contact with the Chairman of the Board of Management. The Chairman of the Supervisory Board was constantly informed about important business events and decisions; he was kept informed about the content and resolutions of Board meetings and when necessary, additional details and comments were given.

The other members of the Supervisory Board also met for a series of regular individual discussions with the Board in the year under review.

The Supervisory Board was particularly concerned with the following topics during its meetings:

o the strategic development of the business portfolio with special attention to the technology position and integration, diversification for purposes of spreading risk and maintaining the constant ability to generate cash flow

o the Focus and Forward initiatives to increase productivity and efficiency, including implementation of the Six Sigma program to improve all business processes

o the company-wide restructuring measures, as well as the reorganization of the business and administrative functions with effect on January 1, 2002

o    the progress made in research and development

o the strategic significance of eBusiness for Celanese and the status of important eBusiness projects

o the development of the Celanese share, as well as the main aspects of capital market communication

o    the company's strategy in environmental protection, health and safety

The Supervisory Board always took a detailed look at important social aspects in addition to economic and strategic considerations in its meetings and discussions of individual topics.


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

The approvals required from the Supervisory Board with respect to certain decisions of the Board of Management and in compliance with the Articles of Association and/or the Rules of Procedure were granted unanimously in each case by the Supervisory Board.

THE SUPERVISORY BOARD COMMITTEES: A COMPONENT OF EFFICIENT CORPORATE GOVERNANCE

The Strategy Committee acted in its advisory and preparatory function on the strategic development considerations and decisions of Celanese AG together with the Board. In its meeting on December 4, 2001, the Strategy Committee dealt with the strategy of Celanese AG and in particular analyzed and discussed strategic planning for Celanese Chemicals, Celanese Acetate and Ticona Technical Polymers as well as Nutrinova and Trespaphan. Additional topics discussed by the committee were the company strategy on innovation, as well as on environmental protection and safety. In addition, the Strategy Committee dealt with aspects of the capital market and value creation.

The Finance and Audit Committee of the Supervisory Board met twice in the year under review - in March and in December 2001. At its meeting on December 4, 2001, the Finance and Audit Committee analyzed and discussed business developments in 2001 and the outlook for the year 2002. In financial matters, the Finance and Audit Committee focused on the company's financial situation and financial planning. As part of the reporting on the financial situation, capital market topics and Investor Relations were also discussed. An overview of the 2001 external auditing program and the auditing program of the Celanese Global Auditing department for 2001 and 2002 took place in the presence of the auditor.

The Chairmen of the Supervisory Board and the Board of Management were in regular contact with the Chairmen of the Strategy Committee and of the Finance and Audit Committee during 2001. The Personnel and Compensation Committee met three times in the year under review.

APPROVING THE 2001 ANNUAL FINANCIAL STATEMENTS

The company's Annual General Meeting on May 9, 2001 elected KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft as its auditor. KPMG received a written commission from the Chairman of the Supervisory Board on May 22, 2001 to perform the audit.

The 2001 financial statements of Celanese AG and the consolidated financial statements as well as the Celanese AG and Group management reports were audited by KPMG, which issued an unqualified opinion. The 2001 financial statements of Celanese AG and the management report were produced in accordance with the German Commercial Code and the German Stock Corporation Act. The consolidated financial statements were produced in accordance with U.S. GAAP and were supplemented by a Group management report and further explanations pursuant to
Article 292 a of the German Commercial Code. The existing U.S. GAAP consolidated financial statements provide an exemption under Article 292 a of the German Commercial Code from the obligation to draw up consolidated financial statements according to German law.

All the above-mentioned financial report documents and the corresponding auditor's reports were made available to the Finance and Audit Committee and the Supervisory Board on time and were checked by both of them.

For this reason, the auditors attended the meeting of the Finance and Audit Committee on March 4, 2002 and reported on the main results of their audit. The auditors were available to answer questions from the members of the Supervisory Board.

The Supervisory Board concurred with the results of the audit and concluded from its own examination that no objections should be raised. In its meeting on March 5, 2002, the Supervisory Board noted the consolidated financial statements for 2001 and approved the annual financial statements for 2001 of Celanese AG. The Board of Management explained the reasons for the annual net loss and its consequences upon presentation of the annual financial statements. Thus the Supervisory Board had the opportunity to discuss the details of the partial write-down of one of the company's (Celanese Americas Corporation) substantial financial assets with the Board of Management and the auditor.

CHANGES IN THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

The Supervisory Board granted Mr. Edward Munoz' request to be relieved of his duties as a member of the Board of Management of Celanese AG effective December 31, 2001. The Supervisory Board thanked him at its meeting on December 5, 2001 for his more than 30 years of service to Hoechst and Celanese, accomplished in an atmosphere of cooperation and trust. The Supervisory Board again wishes Mr. Munoz well in his future.

As the company's Chief Operating Officer, Mr. David Weidman assumed responsibility on the Celanese AG Board of Management for Ticona Technical Polymers, in addition to his responsibility for Celanese Chemicals, effective January 1, 2002.

In preparation for his retirement, Mr. Gerd Decker resigned as member of the Supervisory Board effective December 31, 2001. The Supervisory Board thanked him in its meeting on December 5, 2001 for his constructive work provided in an atmosphere of trust. Hans-Juergen Brinkmann will succeed Mr. Decker as the employee representative elected to the Supervisory Board effective January 1, 2002.

The Supervisory Board would like to warmly thank the Board of Management, the staff and the employees' representatives and acknowledges their dedication and hard work in the business year 2001.


Kronberg im Taunus, March 5, 2002

The Supervisory Board





Dr. Guenter Metz

THE SUPERVISORY BOARD
(As of December 31, 2001)

DR. GUENTER METZ   1, 2, 3, 4
Chairman, former Deputy Chairman of the Board of Management of Hoechst AG
Member of the Supervisory Board: Aventis S.A., Schenker AG, Zuerich Agrippina AG

REINER NAUSE   1, 2, 4
Deputy Chairman, technician, Chairman of the Central Workers' Council of Celanese Chemicals Europe GmbH, Chairman of the Celanese AG Group Workers' Council

DR. HANSWILHELM BACH   3
Graduate chemist

KHALED SALEH BUHAMRAH   4
Chairman and Managing Director of Petrochemical Industries Co., Kuwait (until September 2001) Member of the Board of Directors of Kuwait Petroleum Corporation

GERD DECKER   3
(until December 31, 2001)
Electrician, Chairman of the Workers' Council of Trespaphan GmbH, member of the Group Workers' Council of Celanese AG

ARMIN DROTH   1
Electrical engineer, representative of the VAA (German association of management and professional staff), member of the Workers' Council of Celanese Chemicals Europe GmbH, Hoechst site

ALAN R. HIRSIG   2, 4
Former Chief Executive Officer of ARCO Chemical Company, USA Member of the Board of Directors of Checkpoint Systems Inc., Hercules Inc., and Philadelphia Suburban Corporation

DR. JOANNES C. M. HOVERS   1, 4
Former Chief Executive Officer of Oce N.V., Netherlands Member of the Supervisory Board: GTI N.V., GVB N.V., Koninklijke Grolsch N.V., Kusters Engineering B.V., Mignos en De Block N.V., MPE Group N.V., De Nederlandsche Bank N.V., Randstad Holding N.V., Schils N.V., Stork MPS N.V., Tilburg University
(KUB)

RALF SIKORSKI   4
Labor union secretary, deputy regional head of the IG BCE, for Hesse/Thuringia

DR. ALFONS TITZRATH   3
Member of the Supervisory Board of Dresdner Bank AG, Allianz AG (Deputy Chairman), Deutsche Lufthansa AG, Muenchener Rueckversicherungs-Gesellschaft AG, RWE Aktiengesellschaft, VAW aluminium AG

KENDRICK R. WILSON III   3
Managing Director of Goldman Sachs & Co., USA
Member of the Board of Directors of Anthracite Capital Corp. LLC and American Marine Holdings Corp.

WERNER ZWOBODA   4
Mechanic, Chairman of the Central Workers' Council of Ticona GmbH, member of the Group Workers' Council of Celanese AG


1    Committee in accordance with ss. 27 Mitbest (German Co-Determination Act)

2    Personnel and Compensation Committee

3    Finance and Audit Committee

4    Strategy Committee

BOARD OF MANAGEMENT
(As of December 31, 2001)

CLAUDIO SONDER
CHAIRMAN OF THE BOARD OF MANAGEMENT

Member of the Supervisory Board of Dresdner Bank Lateinamerika AG, Hamburg, and of Companhia Suzano de Papel e Celulose S.A., Brazil

Member of the Board of the Ibero-America Association, Hamburg

EDWARD H. MUNOZ
(until December 31, 2001)
Chief Executive Officer Ticona
Technical Polymers Ticona

Member of the Board of Directors of Polyplastics Company Ltd.
Member of the Board of Trustees of the University of Texas Pan American

PERRY W. PREMDAS
Chief Financial Officer
Acetate Products

ERNST SCHADOW
Chief Technology Officer, Director of Personnel
Technology, Environment, Performance Products, Personnel

Member of the Supervisory Board of Gerling-Konzern Allgemeine Versicherungs-AG, of the Johann Wolfgang Goethe University Hospital, Frankfurt am Main, and the TUEV Sueddeutschland Holding AG

DAVID WEIDMAN
Chief Executive Officer Celanese Chemicals
Acetyl Products
Chemical Intermediates

FIVE-YEAR SUMMARY OF FINANCIAL DATA


                                                                       YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------------------------------
                                                 2001           2000            1999           1998          1997
                                            -------------   -------------   ------------  -------------  ------------
                                                                            (AUDITED)
                                            -------------------------------------------------------------------------
                                                  E               E              E              E              E
                                            -------------   -------------   ------------  -------------  ------------
                                             IN MILLIONS EXCEPT PER SHARE DATA, PERCENTAGES AND NUMBER OF EMPLOYEES)
                                            -------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales ..................................     5,097           5,207        4,318          4,344          4,951
Cost of sales ..............................    (4,419)         (4,441)      (3,621)        (3,454)        (3,862)
Gross profit ...............................       678             766          697            890          1,089
Selling, general and administrative
    expenses ...............................      (583)           (567)        (570)          (535)          (575)
Research and development expenses ..........       (95)            (94)         (79)          (101)          (133)
Special charges (1) ........................      (530)            (29)        (559)          (100)          (103)
Operating profit (loss)(2) .................      (528)             83         (521)           168            267
Interest and other income, net(3) ..........        (4)             56          (71)           (75)           (83)
Income tax  benefit (expense) ..............       138             (84)          83           (109)           (83)
Minority interests .........................         -               -            7            (40)           (63)
Earnings (loss) from continuing
    operations .............................      (394)             55         (502)           (56)            38
Earnings (loss) from discontinued
    operations .............................         9               3          310             12              9
Net earnings (loss) ........................      (385)             58         (207)           (44)            47
Earnings (loss) per common share -
    basic and diluted (4) ..................     (7.65)           1.09        (3.70)         (0.79)          0.84
BALANCE SHEET DATA:
Total assets ...............................     7,064           7,642        7,569          7,358          6,185
Debt .......................................       880           1,165          948          1,479          1,888
Shareholders' equity (5) ...................     2,210           2,843        2,866          2,736          1,250
Dividends paid per share(6) ................      0.40            0.11            -              -              -
Common stock ...............................       143             143          143              -              -
Weighted average shares - basic
    and diluted ............................    50,332          53,293       55,915         55,915         55,915
OTHER DATA:
Operating margin (%) .......................    (10.36)           1.59       (12.07)          3.87           5.39
Depreciation and amortization of tangible
    and intangible assets ..................       418             388          339            312            290
Capital expenditures on tangible
    fixed assets ...........................       231             235          262            345            368
Trade Working Capital ......................       687             993          980            993          1,029
Number of employees on a continuing
    basis (end of period) in thousands......      11.8            13.2         14.9           15.8           17.5

---------------

(1) Special charges represent charges for the impairment of assets, litigation charges and restructuring charges, which include employee termination costs, plant and office closures and other costs. See Note 26 to the Consolidated Financial Statements.
(2) Hoechst acquired substantially all the 49 percent minority interest in its Mexican subsidiary, Grupo Celanese, in December 1998, and contributed it to Celanese. If this minority interest had been contributed to Celanese as of January 1, 1998, Celanese's operating profit for 1998 would have been reduced by E30 million, because of the amortization of goodwill associated with the acquisition.
(3) Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as set forth in the Consolidated Financial Statements.
(4) Earnings (loss) per common share - basic and diluted is calculated by dividing net earnings (loss) by the weighted average shares outstanding. At December 31, 2001 and 2000, Celanese did not have any dilutive common stock equivalents. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders; these shares are deemed to be outstanding for 1999 and all prior periods presented.
(5) Shareholders' equity increased significantly from 1997 to 1998 and reflects the contribution of net assets to Celanese by Hoechst prior to the demerger. The principal factors for this increase are the contribution of the minority interest in Grupo Celanese of E592 million, the contribution of Hoechst receivables amounting to E384 million, the transfer of some other activities from Celanese to Hoechst of E350 million and the recognition of a deferred tax asset in connection with the contribution of the

    Dyneon equity investment of E109 million. Dyneon was a joint venture with 3M in which Celanese had a 46 percent interest. In December 1999, Celanese sold its interest in Dyneon to 3M.
(6) Dividends paid in 2001 relate to dividends approved at Celanese's 2001 Annual General Meeting of Shareholders held in May 2001.



















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